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AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 13, 2004.

REGISTRATION NO. 333-109694

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 1
TO
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SAFENET, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware
(State or Other Jurisdiction of Incorporation or Organization)

52-1287752
(I.R.S. Employer Identification Number)

4690 MILLENNIUM DRIVE
BELCAMP, MD 21017
(410) 931-7500
(Address, Including Zip Code, and Telephone Number, Including Area Code,
of Registrant's Principal Executive Offices)

ANTHONY A. CAPUTO
CHAIRMAN, CHIEF EXECUTIVE OFFICER AND PRESIDENT
SAFENET, INC.
4690 MILLENNIUM DRIVE
BELCAMP, MD 21017
(410) 931-7500
(Name, Address, Including Zip Code, and Telephone Number, Including
Area Code, of Agent For Service)

COPIES TO:
ELIZABETH R. HUGHES, ESQUIRE
THOMAS W. FRANCE, ESQUIRE
VENABLE LLP
1800 MERCANTILE BANK & TRUST BUILDING
2 HOPKINS PLAZA
BALTIMORE, MD 21201
(410) 244-7400

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

        If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ ________________

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ ________________

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission of which this prospectus is a part is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 13, 2004

PROSPECTUS

SAFENET, INC.

176,325 Shares

Common Stock

        The shares of common stock offered by this prospectus are shares that were originally issued in connection with the Asset Purchase Agreement, dated February 27, 2003, by and among SafeNet, Inc., Raqia Acquisition Corp., and Raqia Networks, Inc. The shares are being offered for sale from time to time pursuant to this prospectus by certain transferees of Raqia Networks, Inc., referred to in this prospectus as the selling stockholders.

        The selling stockholders may offer their shares through public or private transactions, on or off the Nasdaq National Market, at prevailing market prices or at privately negotiated prices. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

        We will not be paying any underwriting commissions or discounts in the offering of these shares. We will, however, be paying for substantially all of the other expenses incurred in the offering of the shares. For their shares, the selling stockholders will receive the purchase price of the shares sold less any agent's commissions and underwriters' discounts and other related expenses. More information is provided in the section of this prospectus titled "Plan of Distribution."

        Our common stock is traded on the Nasdaq National Market under the symbol "SFNT." On February 11, 2004, the average sale price of our common stock on the Nasdaq National Market was $39.77.

        Concurrently with the re-offer and re-sale of shares of our common stock described in this prospectus, we are conducting a separate offering pursuant to our registration statement on Form S-4 (File No. 333-110520), and a related joint proxy statement/prospectus, in connection with our proposed acquisition of Rainbow Technologies, Inc. Upon consummation of this acquisition, we expect to issue an aggregate of approximately 10 million shares of our common stock to the stockholders of Rainbow Technologies. The acquisition and related offering remain subject to various conditions and approval by the SafeNet and Rainbow Technologies stockholders. Neither the completion of the acquisition nor the completion of this common stock offering is contingent upon the other.

        INVESTMENT IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS BEGINNING ON PAGE 5 OF THIS PROSPECTUS BEFORE PURCHASING ANY OF THE SHARES FROM THE SELLING STOCKHOLDERS.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 13, 2004

        You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus is accurate only on the date of this prospectus.

        In this prospectus, "SafeNet," "we," "us" and "our" refer to SafeNet, Inc. and its subsidiaries, unless the context otherwise requires. We own or have rights to product names, trade names and trademarks that we use in connection with the sale of our products.

        We maintain our corporate website at www.safenet-inc.com. However, information on this website is not incorporated by reference in this prospectus.

        We have informed the selling stockholders that the anti-manipulative rules under the Securities Exchange Act of 1934, as amended, including Regulation M, may apply to sales of shares in the market. We have furnished each of the selling stockholders with a copy of these rules. We have also informed each of the selling stockholders that it must deliver a copy of this prospectus with any sale of shares covered by this prospectus.

SUMMARY INFORMATION ABOUT SAFENET

        This summary highlights information contained elsewhere or incorporated by reference in this prospectus. This summary may not contain all of the information that may be important to you in considering an investment in our common stock. You should carefully read the entire prospectus, including "Risk Factors," before making an investment decision.

        We develop, market, sell and support a portfolio of hardware and software network security products and services that enable secure communications and data services. Our products and services are used to create secure wide area networks and virtual private networks over the Internet to prevent security breaches that could result in unauthorized access to confidential data, invasion of privacy and financial loss. Our security solutions allow our customers to lower the cost of deploying and managing secure, reliable wide area networks and enable the use of the Internet for secure business communications and transactions with customers, suppliers and employees.

        We operate through two primary divisions: the Enterprise Security Division, which sells high-performance security solutions to address the needs of our government, financial institution and other security-sensitive commercial customers, and the Embedded Security Division, which sells a broad range of security products, including silicon chips, accelerator cards, licensed intellectual property and software products, to original equipment manufacturers that embed them into their own network and wireless products.

        Our products are based on industry standard encryption algorithms and communication protocols that allow for integration into large networks and interoperability with other network devices and applications. Our enterprise solutions incorporate our security technologies, including our silicon chips, appliances, client software and management software to provide a vertically integrated solution that addresses the stringent security needs of our enterprise customers. Our products enable our customers to expand their existing wide area networks efficiently and to integrate these networks with lower-cost virtual private networks. Our security products are centrally managed with our management software, which enables policy management and the secure, scalable monitoring of network devices, applications, network traffic and security events. Our embedded solutions are designed for rapid and cost-effective implementation while matching the stringent cost requirements of our customers with their performance needs. In addition, we offer original equipment manufacturers a complete development environment in which they can build a wide variety of encryption products and flexible packaging, such as embedded intellectual property blocks, silicon chips and accelerator cards.

        We were incorporated in 1983 and are a Delaware corporation. In February 2003, we acquired Cylink Corporation, which expanded our customer base and our product offerings to include security solutions for wide area networks. We employ more than 200 people in 10 offices in five countries. Our headquarters are located at 4690 Millennium Drive, Belcamp, Maryland 21017 and our telephone number is (410) 931-7500.

        We have experienced substantial GAAP net losses in four of the last five years, including a $4.7 million loss in the year ended December 31, 2002, and a $10.2 million loss in the nine months ended September 30, 2003. At September 30, 2003, we had an accumulated deficit of $30.4 million.

Recent Developments

        On October 22, 2003, we entered into an agreement to acquire Rainbow Technologies, Inc. in a stock-for-stock transaction. Rainbow Technologies is a provider of information security solutions for mission-critical data and applications used in business, organization and government computing environments. Consummation of the transaction is subject to customary closing conditions, including the approval of Rainbow Technologies' stockholders and our stockholders. Under the terms of the agreement, each outstanding share of Rainbow Technologies common stock will be exchanged for 0.374 of a share of our common stock. All outstanding options to acquire Rainbow Technologies common stock will be assumed by us and converted into options to purchase shares of our common stock using the same exchange ratio. If the merger is consummated, we would issue in the transaction approximately 10 million shares of our common stock as of October 22, 2003, the date of the merger agreement, which would represent approximately 43% of the outstanding stock of the combined company as of such date. We expect the merger, if consummated, to close during the first quarter of 2004. The directors and executive officers of each of Rainbow Technologies and SafeNet have entered into agreements to vote their shares in favor of the transaction. For a description of the proposed transaction, please refer to our registration statement on Form S-4 (File No. 333-110520), which is on file with the SEC and available through the SEC's web site at www.sec.gov. and through the other means described under "Where You Can Find More Information" on page 21 of this prospectus. The consolidated financial statements of Rainbow Technologies and related notes are included in this prospectus beginning on page F-2; pro forma financial information giving effect to our proposed acquisition of Rainbow Technologies and related notes are included in this prospectus beginning on Page F-47. In addition, the risks associated with the proposed transaction are summarized under "Risk Factors—Risks Related to the Merger With Rainbow Technologies, Inc." below.

        On November 17, 2003, we consummated the acquisition of certain assets of SSH Communications Security Corp and certain of its subsidiaries used in connection with SSH's software toolkit and virtual private network client businesses. The purchase price for these assets was approximately $13.6 million in cash.

        On January 27, 2004, we announced unaudited results of operations for the three months and year ended December 31, 2003. Revenues for the three-month period ending December 31, 2003, were $18.8 million, compared to $9.8 million for the same period in 2002, an increase of 91%. On a sequential basis, revenues increased by 7% from the third quarter of 2003, or approximately $1.1 million. Income from continuing operations for the quarter ended December 31, 2003, was $4.0 million, or $0.28 per diluted share, which compares to $1.8 million, or $0.22 per diluted share for the same period of 2002. Net income, inclusive of the effect of discontinued operations, was $4.0 million, or $0.28 per diluted share, for the 2003 fourth quarter, which compares to net income of $1.9 million, or $0.23 per diluted share, for the same quarter of the prior year. Revenues for the year ended December 31, 2003, were $65.8 million, compared to $32.2 million for the same period in 2002, an increase of 104%. The net loss from continuing operations for the year ended December 31, 2003, was $6.2 million, or $0.55 per diluted share, which compares to a loss of $785,000, or $0.10 per diluted share for 2002. There was no loss from discontinued operations for the year ended December 31, 2003, compared to a loss of $4.0 million for the year ended December 31, 2002. The net loss, inclusive of the effect of discontinued operations, was $6.2 million, or $0.55 per diluted share, for 2003, which compares to a net loss of $4.7 million, or $0.61 per diluted share, for the prior year.

RISK FACTORS

        An investment in our common stock involves various risks, including those discussed below. You should carefully consider these risk factors, together with the other information included or incorporated by reference in this prospectus before deciding to purchase any shares of our common stock. If any of the following risks occurs, our business, results of operations, financial condition and prospects could be materially and adversely affected, which could result in the loss of all or part of your investment.

RISKS RELATED TO THE MERGER WITH RAINBOW TECHNOLOGIES, INC.

        Our proposed merger with Rainbow Technologies involves risks for our stockholders. You should carefully consider the following risks before deciding whether to trade in our common stock. Investors are urged to read our registration statement on Form S-4 (File No. 333-110520), and the related joint proxy statement/prospectus, because they contain important information about the merger. This document is available through the SEC's Web site at www.sec.gov and through the other means described under "Where You Can Find More Information" on page 21 of this prospectus.

If SafeNet and Rainbow Technologies are not successful in integrating their organizations, the anticipated benefits of the merger may not be realized.

        Achieving the anticipated benefits of the merger will depend in part on the integration of technology, operations and personnel of SafeNet and Rainbow Technologies. The integration of companies is a complex, time-consuming and expensive process that, without proper planning and implementation, could significantly disrupt our business and the business of Rainbow Technologies. In addition, as of October 22, 2003, Rainbow Technologies had approximately 570 employees while we had approximately 213 employees. The management and administration of the combined company will be conducted primarily by our current personnel, who are currently managing a business much smaller than the combined company. We cannot assure you that the integration will be successful, that the anticipated benefits of the merger will be fully realized, that there will not be substantial costs associated with the integration process, that integration activities will not result in a decrease in revenues or a decrease in the value of our common stock, or that there will not be other material adverse effects from our integration efforts. The challenges involved in this integration include the following:

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  satisfying the needs of the combined company's customers in a timely and efficient manner and maintaining SafeNet's and Rainbow Technologies' customer relationships;

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  combining two business cultures and retaining the combined company's key personnel;

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  maintaining the dedication of SafeNet's and Rainbow Technologies' management resources to integration activities without distracting attention from the day-to-day business of the combined company;

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  preserving distribution, marketing, key supplier or other important relationships of both SafeNet and Rainbow Technologies;

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  consolidating manufacturing operations;

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  combining product offerings;

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  coordinating sales and marketing efforts;

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  integrating purchasing and procurement;

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  consolidating corporate IT and administrative infrastructures; and

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  developing uniform standards, controls and procedures.

The merger may be completed even though there has been a material adverse effect on SafeNet.

        In general, each party can refuse to complete the merger if there is a material adverse effect affecting the other party between the date of the signing of the merger agreement, October 22, 2003, and the closing of the merger. However, certain types of changes will not prevent the merger from going forward, even if they would have a material adverse effect on us, including:

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  any effect arising from or relating to general economic conditions;

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  any effect relating to, affecting, or with respect to, conditions affecting the industries as a whole in which SafeNet or Rainbow Technologies has material operations;

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  any effect arising from the transactions contemplated by the merger agreement or the public announcement of the merger;

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  any decline in trading prices in financial markets generally or in the trading price of shares of SafeNet or Rainbow Technologies common stock; or

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  the failure of SafeNet or Rainbow Technologies to meet earnings expectations published in analysts reports.

        If an adverse change occurs but we must still complete the merger, our stock price may suffer.

Customer uncertainty related to the merger could harm the combined company.

        SafeNet and Rainbow Technologies each operate in the security market, which requires their products and services to be consistently secure and reliable. Rainbow Technologies' and SafeNet's high-assurance security customers, such as government agencies and financial institutions in particular, demand high-performance, reliable and complex security products and services to protect highly confidential networks and information. The announcement and pendency of the merger may cause uncertainty among SafeNet's or Rainbow Technologies' customers about the effect of the transaction on their security systems. For example, SafeNet's and Rainbow Technologies' customers may be concerned that the attention of employees will be diverted during the integration of the businesses, that products they have used for their security networks might be discontinued, or that the integration of different technologies might compromise the reliability of the combined company's products. As a result, in response to the announcement and pendency of the merger, SafeNet's or Rainbow Technologies' customers may delay or defer purchasing decisions. Any delay or deferral in purchasing decisions by SafeNet's or Rainbow Technologies' customers could seriously harm the business of the combined company.

We expect to incur significant costs associated with the merger.

        We estimate that we will incur direct transaction costs of approximately $12 million associated with the merger, including direct costs of the acquisition as well as liabilities to be accrued in connection with the acquisition, including severance and related costs. We believe the combined entity may incur charges to operations, which are not currently reasonably estimable, in the quarter in which the merger is completed or the following quarters, to reflect costs associated with integrating the two companies. There is no assurance that the combined company will not incur additional material charges in subsequent quarters to reflect additional costs associated with the merger. We anticipate that the combination will require significant cash outflows for acquisition and integration related costs. We expect cash requirements will be funded by current cash reserves and cash flows from operations. If the benefits of the merger do not exceed the costs of integrating the businesses of SafeNet and Rainbow Technologies, the combined company's financial results may be adversely affected.

If the merger is not completed, our stock price and future business and operations could be harmed.

        There are many conditions to SafeNet's and Rainbow Technologies' obligations to complete the merger. Many of these conditions are beyond SafeNet's and Rainbow Technologies' control. These conditions include obtaining requisite regulatory and stockholder approval, and SafeNet and Rainbow Technologies may be unable to obtain these approvals on a timely basis, if at all.

        If the merger is not completed, we may be subject to the following material risks, among others:

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  The price of our common stock may change to the extent that the current market price of our common stock reflects an assumption that the merger will be completed;

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  Our costs related to the merger, such as legal, accounting and some of the fees of our financial advisors, must be paid even if the merger is not completed;

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  Under specified circumstances described in the joint proxy statement/prospectus described above, we may be required to pay Rainbow Technologies a termination fee of $15,000,000 in connection with the termination of the merger agreement; and

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  If the merger is not completed, we would fail to derive the benefits expected to result from the merger.

Because a significant portion of our total assets will be represented by goodwill that is subject to mandatory annual impairment evaluations, we could be required to write off some or all of this goodwill, which may adversely affect our financial condition and results of operations.

        We will account for the acquisition of Rainbow Technologies using the purchase method of accounting. A portion of the purchase price for this business will be allocated to identifiable tangible and intangible assets and assumed liabilities based on estimated fair values at the date of consummation. Any excess purchase price, which is very likely to constitute most of the purchase price, will be allocated to goodwill. In accordance with the Financial Accounting Standards Board's Statement No. 142, Goodwill and Other Intangible Assets, goodwill is not amortized but is reviewed annually, or more frequently if impairment indicators arise, for impairment. We have estimated that the goodwill to be recorded in connection with this acquisition will total approximately $280 million. When we perform future impairment tests, it is possible that the carrying value of our goodwill could exceed its implied fair value and therefore would require adjustment. Such adjustment would result in a charge to operating income in that period. Once adjusted, there can be no assurance that there will not be further adjustments for impairment in future periods.

RISKS RELATED TO OUR BUSINESS

We have a history of losses and if we fail to execute our growth strategy, our business could be materially and adversely affected.

        We have experienced substantial net losses, as reported in accordance with generally accepted accounting principles in the United States (GAAP), in four of the last five years, including 2002 and the first two quarters of 2003. As of September 30, 2003, we had an accumulated deficit of $30.4 million. We intend to maintain or increase our expenditures in all areas in order to execute our business plan. As a result, we may continue to incur substantial net losses in the future. The likelihood of our success must be considered in light of the problems, expenses and delays frequently encountered in connection with new technologies, the design and manufacture of information technology security solutions, and the competitive environment in which we operate. You should not consider our historical results and recent growth as being indicative of future revenue levels or operating results. We can neither give assurance that we will operate profitably in the future nor that profitability will be sustained if it is achieved.

We may not be able to successfully integrate companies we acquire in the future.

        There has been substantial consolidation in the security industry, and we expect this consolidation to continue in the near future. As a result of this consolidation, we expect to increasingly compete against larger competitors with broader product offerings and greater resources, including software vendors, network providers and manufacturers of networking and computer equipment and communications devices. In order to remain competitive, we may from time to time pursue acquisitions of businesses that complement or expand our existing business, including acquisitions that could be material in size and scope.

        Any future acquisitions will involve various risks, including:

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  difficulties in integrating the operations, technologies and products of the acquired company, which can be particularly challenging when dealing with complex security technologies;

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  the risk of diverting management's attention from normal daily operations of the business;

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  risks of entering markets in which we have no or limited direct prior experience and where competitors in such markets have stronger market positions;

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  insufficient revenues to offset increased expenses associated with the acquisition; and

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  the potential loss of key employees of the acquired company.

        We cannot assure you that our acquisitions will be successful and will not materially adversely affect our business, operating results or financial condition. We must also manage any growth resulting from such acquisitions effectively. Failure to manage growth effectively and successfully integrate the acquired company's operations could have a material adverse effect on our business and operating results.

Our quarterly operating results may fluctuate and our future revenues and profitability are uncertain.

        We have experienced significant fluctuations in our quarterly operating results during the last five years and anticipate continued substantial fluctuations in our future operating results. For example, in 2002 and 2003, we experienced net losses of $7.5 million, $0.2 million, $9.7 million and $2.2 million for the quarters ended March 31, 2002, June 30, 2002, March 31, 2003 and June 30, 2003 and had net income of $1.0 million, $1.9 million and $1.7 million for the quarters ended September 30, 2002, December 31, 2002 and September 30, 2003. A number of factors have contributed to these quarterly fluctuations including, but not limited to:

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  introduction and market acceptance of new products and product enhancements by us or our competitors;

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  budgeting cycles of customers, including the U.S. government;

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  timing and execution of individual contracts;

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  changes in the percentage of revenues attributable to original equipment manufacturer license fees and royalties;

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  length of time required by original equipment manufacturers to embed our products into their products that generate royalties;

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  competitive conditions in the highly competitive and increasingly consolidated security industry;

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  changes in general economic conditions; and

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  shortfall of revenues in relation to expectations that formed the basis for the calculation of fixed expenses.

        It is likely that our operating results will fall below our expectations and the expectations of securities analysts or investors in some future quarter and the market price of our common stock could be materially adversely affected.

The loss of significant customers could have a material adverse effect on our business and results of operations.

        We were dependent on three customers for a majority of our consolidated revenues for the year ended December 31, 2002 and seven customers for a majority of our consolidated revenues for the nine months ended September 30, 2003. We have one enterprise customer that accounted for 14% of our consolidated revenues for the nine months ended September 30, 2003. We have one original equipment manufacturer customer that accounted for 41% of our revenues for 2002 and 17% of our revenues for the nine months ended September 30, 2003. In 2002, this original equipment manufacturer customer announced the selection of a different vendor for some of its next generation chip technology, which began to impact our revenues in the second quarter of 2003. While this customer continues to be a major revenue source for us, it is not under any obligation to continue to purchase products and services from us. If our sales to this customer or to our other significant customers decline, our business, financial condition and results of operations could suffer. In addition, contracts with or for governmental entities accounted for approximately 44% of our consolidated revenues for the nine months ended September 30, 2003, and we expect this percentage to increase for the year ended December 31, 2003 as a whole. Any loss of governmental customers could have a material adverse effect on our business and prospects. In addition, we regularly license some of our products to customers who compete with us in other product categories. This potential conflict may deter existing and potential future customers from purchasing or licensing some of our products.

Our industry is highly competitive and becoming increasingly consolidated, which may result in our losing customers and declining revenue.

        Our industry is relatively new, highly competitive and subject to rapid technological changes. Our future financial performance will depend, in large part, on our ability to establish and maintain an advantageous market position in the increasingly consolidated security industry. We currently compete with companies that have substantially greater financial resources, sales and marketing organizations, market penetration and research and development capabilities, as well as broader product offerings and greater market presence and name recognition. For example, current competitors of our Enterprise Security Division include NetScreen, Checkpoint, Cisco Systems and Nortel Networks. Current competitors of our Embedded Security Division include Broadcom, HiFn, Cavium and Certicom.

        This competitive risk will increase to the extent that competitors begin to include software vendors, network providers, and manufacturers of networking and computer equipment and communications devices who may be in a better position to develop security products in anticipation of developments in their products and networks. Competitive factors in the network security industry include:

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  standards compliance;

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  product quality and reliability;

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  technical features;

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  network compatibility;

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  product ease of use;

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  client service and support;

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  distribution; and

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  price.

We may not be able to protect our proprietary technologies.

        Our success and ability to compete is dependent, in part, upon our ability to maintain the proprietary nature of our technologies. We rely on a combination of patent, trade secret, copyright and trademark law and nondisclosure agreements to protect our intellectual property. We own 22 United States and foreign patents and have additional pending foreign and domestic patent applications. Our patents and patent applications protect various aspects of our network security technology and have expiration dates ranging from 2007 to 2018. Although we hold several patents and have several pending patent applications that cover aspects of our technology, these patents and patent applications do not protect some of our security products and services. In addition, patents may not issue under our current and future patent applications.

        Confidentiality, other non-disclosure agreements and other methods on which we rely to protect our trade secrets, proprietary information and rights may not be adequate to protect such proprietary rights. Litigation to defend and enforce our intellectual property rights could result in substantial costs and diversion of resources and could have a material adverse effect on our financial condition and results of operations regardless of the final outcome of such litigation. Despite our efforts to safeguard and maintain our intellectual property, we may not be successful in doing so or the steps taken by us in this regard may not be adequate to deter misappropriation of our technology or prevent an unauthorized third party from copying or otherwise obtaining and using our products, technology or other information that we regard as proprietary. Our trade secrets or non-disclosure agreements may not provide meaningful protection of our proprietary information. In addition, others may independently develop similar technologies or duplicate any technology developed by us. We may also be subject to additional risks as we enter into transactions in countries where intellectual property laws are not well developed or are poorly enforced. Legal protections of our rights may be ineffective in such countries, and technology developed in such countries may not be protected in jurisdictions where protection is ordinarily available. Our inability to protect our intellectual property would have a material adverse effect on our results of operations and financial condition.

Due to the nature of the network security market and our products, our products and technologies could infringe on the intellectual property rights of others, which may cause us to engage in costly litigation and, if we are not successful, could cause us to pay substantial damages and prohibit us from selling our products.

        The network security products we sell are complex by nature and incorporate a variety of technologies and methods. The use of these technologies and methods increases the risk that third parties may challenge the patents issued or licensed to us and the risk that third parties may claim our products infringe that third party's intellectual property rights. We may not be able to successfully challenge these infringement claims or defend the validity of our patents and could have to pay substantial damages, possibly including treble damages, for past infringement if it is ultimately determined that our products infringe a third party's patents. Further, we may be prohibited from selling our products before we obtain a license, which, if available at all, may require us to pay substantial royalties. Even if infringement claims against us are without merit, or if we challenge the validity of issued patents, lawsuits take significant time, may be expensive and may divert management attention from other business concerns.

We may not be able to maintain effective product distribution channels, which could result in decreased revenue.

        We rely on both our direct sales force and an indirect channel distribution strategy for the sale and marketing of our products. Our sales and marketing organization may be unable to successfully compete against more extensive and well-funded sales and marketing operations of certain of our competitors. Additionally, we may be unable to attract integrators and resellers that can market our legacy products effectively and provide timely and cost-effective customer support and service. Further, our distributors, integrators and resellers may carry competing lines of products. The loss of important sales personnel, distributors, integrators or resellers could adversely affect us.

Delays in product development could adversely affect market acceptance of our products.

        We may experience schedule overruns in product development triggered by factors such as insufficient staffing or the unavailability of development-related software, hardware or technologies. Further, when developing new network security products, our development schedules may be altered as a result of the discovery of software bugs, performance problems or changes to the product specification in response to customer requirements, technology market developments or self-initiated changes. All of these factors can cause a product to enter the market behind schedule, which may adversely affect market acceptance of the product or place it at a disadvantage to a competitor's product that has already gained market share or market acceptance during the delay.

We may be subject to product liability or other claims that could adversely affect our reputation with existing and potential customers and expose us to significant liability.

        The sale and installation of our systems and products and the operation of our facility entails a risk of product failure, product liability or other claims. An actual or perceived breach of network or data security, regardless of whether such breach is attributable to our products or services, could adversely affect our reputation and financial condition or results of operations. The complex nature of our products and services can make the detection of errors or failures difficult during the development process. If errors or failures are subsequently discovered, this may result in delays and lost revenues during the correction process. In addition, a malfunction or the inadequate design of our products could result in product liability claims.

        We attempt to reduce the risk of such losses through warranty disclaimers and liability limitation clauses. However, we may not have obtained adequate contractual protection in all instances or where otherwise required under agreements we have entered into with others.

        We currently maintain product liability insurance. However, our insurance coverage may not be adequate and any product liability claim for damages resulting from security breaches could be substantial. In the event of product liability litigation, insufficient insurance coverage could have a material adverse effect on our results of operations and financial condition. Further, some of our customers and future customers may require minimum product liability insurance coverage as a condition to purchasing our products. Failure to satisfy these insurance requirements could impede our ability to sell products and services to these customers, which could have a material adverse effect on our financial condition and results of operations. We cannot assure you that that insurance will be available to us at a reasonable cost or will be sufficient to cover all possible liabilities.

We rely on single or limited sources for the manufacture and supply of our products.

        We rely upon a single or a limited number of sources for the manufacture and supply of our products. Our silicon chips are primarily manufactured by Analog Devices and Samsung. We outsource the manufacturing of our other products primarily to a small, privately-held manufacturer. Because we depend on third party manufacturers and suppliers, we do not directly control product delivery schedules or product quality. We place orders on a purchase order basis and do not have long-term volume purchase agreements with any of our manufacturers or suppliers. As a result, our manufacturers and suppliers may allocate production capacity to other products while reducing deliveries to our customers on short notice. In addition, we cannot assure you that we will be able to maintain satisfactory contractual relations with our manufacturers and suppliers. A significant delay in delivering products to our customers, whether from unforeseen events such as natural disasters or otherwise, could have a material adverse effect on our results of operations and financial condition. If we lose any of our manufacturers or suppliers, we expect that it would take from three to six months for a new manufacturer or supplier to begin full-scale production of one of our products. The delay and expense associated with qualifying a new manufacturer or supplier and commencing production could result in a material loss of revenue and reduced operating margins and harm our relationships with customers. While we have not experienced any significant supply problems or problems with the quality of the manufacturing process of our suppliers and there have been no materially late deliveries of components or parts, it is possible that in the future we may encounter problems in the manufacturing process or shortages in parts, components, or other elements vital to the manufacture, production and sale of our products.

We rely on key technical and management employees and if such employees become unavailable, our business could be adversely affected.

        The network security industry is highly specialized and the competition for qualified employees is intense. We expect this to remain so for the foreseeable future. We believe our success depends upon a number of key employees, such as our Chairman, Chief Executive Officer and President and key technical personnel, and upon our ability to retain and hire additional key personnel. Several members of our management team have joined us in the last 12 months. It may be difficult for us to integrate these new employees into our existing management team. Further additions of new employees and departures of existing employees, particularly in key positions, can be disruptive and can result in further departures of our personnel. The loss of the services of key personnel or the inability to attract additional qualified personnel could materially and adversely affect our results of operations and product development efforts. We may be unable to achieve our revenue and operating performance objectives unless we can attract and retain technically qualified and highly skilled engineers, sales, technical, marketing, and management personnel.

        In 2001, we entered into a five-year employment agreement with Anthony A. Caputo, our Chairman, Chief Executive Officer and President. However, we have not historically entered into employment agreements with our other employees. This may adversely impact our ability to attract and retain the necessary technical, management and other key personnel to successfully run our business.

Our recent growth has required us to improve our internal systems and may require substantial management efforts.

        We have experienced a period of recent growth and expansion. To accommodate this growth, we are implementing a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems. Implementation of these new systems, procedures and controls may require substantial management effort, and our efforts to do so may not be successful. If we fail to improve our operational, financial and management information systems, or to hire, train, motivate or manage our employees, our business condition and results of operations could suffer.

        In addition, the merger with Rainbow Technologies, if consummated, will result in a significant growth and expansion of our business. During the integration process, we will identify changes that may be required in our operational and financial systems, procedures and controls as a result of this transaction. If we fail to respond to this growth and expansion effectively, our business and results of operations could suffer.

Our future success will depend upon our ability to anticipate and keep pace with technological changes and introduce new products and services in a timely manner.

        The network security industry is characterized by rapid changes, including evolving industry standards, frequent introduction of new products and services, continuing advances in technology and changes in customer requirements and preferences. We expect technological developments to continue at a rapid pace in our industry. Accordingly, we cannot assure you that technological changes implemented by competitors, developers of operating or networking systems or persons seeking to breach network security will not cause our technology to be rendered obsolete or non-competitive. Technology changes, software bugs, performance problems or customer requirements may also cause the development cycle for our new products to be significantly longer than our historical product development cycle, resulting in higher development costs or a loss in market share.

        Failure to develop and introduce new products and services and improve current products and services in a timely fashion could adversely affect us. Because of the complexity of our products and services or shortages of development personnel, we have from time to time experienced delays in introducing new and enhanced products and services. In May 2003, we introduced a number of new products for the virtual private network and wide area network markets, and to date we have made only limited commercial shipments of these products. These products may require additional development work, enhancement and testing to achieve commercial success. If these or other new or recently introduced products have performance, reliability, quality or other shortcomings, such products could fail to achieve adequate market acceptance. The failure of our new or existing products to achieve or enjoy market acceptance, whether for these or other reasons, could cause us to experience reduced orders, which in each case could have a material adverse effect on our business, financial condition and results of operations.

Prolonged economic weakness in the Internet infrastructure, network security and related markets may decrease our revenues and margins.

        The market for our products and services depends on economic conditions affecting the broader Internet infrastructure, network security and related markets. Prolonged weakness in these markets has caused in the past and may cause in the future enterprises and carriers to delay or cancel security projects, reduce their overall or security-specific information technology budgets or reduce or cancel orders for our products. In this environment, our customers may experience financial difficulty, cease operations and fail to budget or reduce budgets for the purchase of our products and services. This, in turn, may lead to longer sales cycles, delays in purchase decisions, payment and collection, and may also result in price pressures, causing us to realize lower revenues and operating margins. In addition, general economic uncertainty caused by potential hostilities involving the United States, terrorist activities and the general decline in capital spending in the information technology sector make it difficult to predict changes in the network security requirements of our customers and the markets we serve. We believe that, in light of these events, some businesses may curtail or eliminate capital spending on information technology. These factors may cause our revenues and operating margins to decline.

If our products and services do not interoperate with our end-users' networks, installations could be delayed or cancelled, which could significantly reduce our revenues.

        Our products are designed to interface with our end-users' existing networks, each of which has different specifications and utilizes multiple protocol standards. Many of our end-users' networks contain multiple generations of products that have been added over time as these networks have grown and evolved. Our products and services must interoperate with all of the products and services within these networks as well as with future products and services that might be added to these networks to meet our end-users' requirements. If we find errors in the existing software used in our end-users'

networks, we may elect to modify our software to fix or overcome these errors so that our products will interoperate with their existing software and hardware. If our products do not interoperate with those within our end-users' networks, customer installations could be delayed or orders for our products could be cancelled, which could significantly reduce our revenues.

A decrease of average selling prices for our products and services could adversely affect our business.

        The average selling prices for our products and services may decline due to product introductions by our competitors, price pressures from significant customers and other factors. The market for our embedded products is dominated by a few large original equipment manufacturer vendors, who have considerable pricing power over our company. In addition, with the general economic slowdown and decrease of information technology capital spending budgets, our customers often seek the lowest price for their security needs. To sell our products and services at higher prices, we must continue to develop and introduce new products and services that incorporate new technologies or high-performance features. If we experience pricing pressures or fail to develop new products, our revenues and gross margins could decline, which could harm our business, financial condition and results of operations.

We face risks associated with our international business activities.

        International sales accounted for approximately 11% and 13% of our consolidated revenues for the nine months ended September 30, 2003 and the year ended December 31, 2002, respectively. International sales are subject to risks related to imposition of governmental controls, export license requirements, restrictions on the export of critical technology, general economic conditions, fluctuations in currency values, translation of foreign currencies into U.S. dollars, foreign currency exchange controls, tariffs, quotas, trade barriers and other restrictions, compliance with applicable foreign laws and other economic and political uncertainties.

        Some of our network security products contain encryption algorithms that are subject to the export restrictions administered by the Bureau of Industry and Security, U.S. Department of Commerce. These restrictions permit the export of encryption products based on country, algorithm and class of end-user. They prohibit the export of encryption products to some countries and to business entities that are not included in a range of end-users. These restrictions may provide a competitive advantage to foreign competitors facing less stringent controls on their products and services. In addition, the list of countries, products and users for which export approval is required, and regulatory policies with respect thereto, could become more restrictive, and laws limiting the domestic use of encryption could be enacted. Our foreign distributors may also be required to secure licenses or formal permission before encryption products can be imported.

A breach of network security could harm public perception of our products and services, which could cause us to lose revenue.

        If an actual or perceived breach of network security occurs in one of our end-users' network systems, regardless of whether the breach is attributable to our products or services, the market perception of the effectiveness of our products and services could be harmed. Because the techniques used by computer hackers to access or sabotage networks change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques. Failure to anticipate new techniques or otherwise prevent breaches of network security could cause us to lose current and potential customers and revenues.

RISKS RELATED TO OUR COMMON STOCK

Our stock price has been volatile.

        Market prices for our common stock and the securities of other network security companies have been volatile. For example, the reported sale price of our common stock was as low as $15.60 and as high as $32.48 in the first quarter of 2003, as low as $19.42 and as high as $31.75 in the second quarter of 2003, as low as $27.42 and as high as $40.43 in the third quarter of 2003 and as low as $29.75 and as high as $44.50 in the fourth quarter of 2003. Also, after the announcement of the merger with Rainbow Technologies, the price of our common stock dropped from a closing price of $41.02 per share on October 22, 2003 to a closing price of $30.07 per share by October 24, 2003, a decline of over 26%, before recovering to a closing price of $39.34 per share on February 11, 2004. Factors such as announcements of technological innovations or new products by us or our competitors and market conditions for network security company and other technology stocks in general can have a significant impact on the market for our common stock, which could reduce our stock price regardless of our operating performance. We periodically consider acquisitions of companies and capital-raising transactions, which events may also affect the market price for our common stock regardless of our operating performance.

Anti-takeover provisions in our charter documents and Delaware law could prevent or delay a change in control.

        Our certificate of incorporation may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable by authorizing the issuance of "blank check" preferred stock. In addition, the provisions of the Delaware General Corporation Law restricting business combinations between a corporation and an owner of 15% or more of the outstanding voting stock of the corporation for a three-year period may discourage, delay or prevent a third party from acquiring or merging with us, even if such action were beneficial to some, or even a majority, of our stockholders.

We have not paid dividends and do not intend to pay dividends in the foreseeable future.

        We have never paid nor declared any cash or other dividends on our common stock since our inception and we do not presently anticipate that dividends will be paid on our common stock in the foreseeable future. Because of the highly competitive and increasingly consolidated network security industry, we need to retain resources in order to fund the continued growth of our business.

FORWARD-LOOKING STATEMENTS

        This prospectus and the documents incorporated by reference into this prospectus contain "forward-looking" statements within the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. These risks and other factors include, among others, those discussed under "Risk Factors" or elsewhere in this prospectus and the documents incorporated by reference into this prospectus. As a general matter, you can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential," "continue" or the negative of such terms or other comparable terminology.

        Forward-looking statements are only predictions and involve various risks and uncertainties including, among others:

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  Our business;

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  Fluctuations in our quarterly results;

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  Risks associated with our acquisition strategy;

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  Achieving the anticipated benefits of the Cylink acquisition;

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  Our growth strategy and ability to accommodate growth;

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  The loss of significant customers;

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  Our ability to anticipate and keep pace with technological changes;

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  Our ability to compete in the network security industry;

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  Conditions in the Internet infrastructure, network security and related markets;

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  Decreased prices for our products and services;

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  Risks associated with our international business activities;

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  Our ability to protect our intellectual property and retain key personnel;

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  Our reliance on single or limited sources of supply;

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  Our response to general economic conditions; and

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  Our financial position and sources of revenue.

        Actual events or results may differ materially from those contemplated by this prospectus and the documents incorporated by reference in this prospectus. In evaluating these statements, you should specifically consider various factors, including those listed above or discussed under "Risk Factors" or elsewhere in this prospectus. Although we believe that our expectations reflected in the forward-looking statements are reasonable, we cannot guarantee our future results, levels of activity, performance or achievements. We are under no duty and undertake no obligation to update any forward-looking statements after the date of this prospectus, whether a result of new information, future events or otherwise.

USE OF PROCEEDS

        The selling stockholders will receive all of the net proceeds from the sales of shares under this prospectus. We will not receive any proceeds from these sales.

PRICE RANGE OF COMMON STOCK

        Our common stock is traded on the Nasdaq National Market under the symbol "SFNT." For the periods indicated, the high and low reported sale price per share of our common stock were as follows:

	High	Low
2001
First quarter	$64.69	$10.75
Second quarter	17.55	7.10
Third quarter	10.10	5.81
Fourth quarter	19.71	5.81
2002
First quarter	$19.41	$9.70
Second quarter	16.50	10.37
Third quarter	21.65	13.32
Fourth quarter	29.10	13.05
2003
First quarter	$32.48	$15.60
Second quarter	31.75	19.42
Third quarter	40.43	27.42
Fourth quarter	44.50	29.75
2004
First quarter (through February 11, 2004)	$41.80	$30.66

        On February 11, 2004, the last reported per share sale price for our common stock was $39.34. As of that date, there were approximately 249 holders of record of our common stock. This does not include the number of persons whose stock is in nominee or "street name" accounts through brokers.

SELLING STOCKHOLDERS

        On February 27, 2003, we acquired substantially all the assets of Raqia Networks, Inc., pursuant to an Asset Purchase Agreement (the "Purchase Agreement") by and among SafeNet, Raqia Acquisition Corp., a wholly-owned subsidiary of SafeNet, and Raqia. The consideration we paid Raqia pursuant to the Purchase Agreement consisted in part of 353,254 shares of our common stock. This prospectus relates to the proposed resale by the selling stockholders of 176,325 of these shares of common stock. The selling stockholders received the shares covered by this prospectus as transferees of Raqia.

        The number of shares that may actually be sold by each selling stockholder will be determined by such selling stockholder. The selling stockholders may from time to time offer and sell all, some, or none of the shares of common stock that are subject to sale pursuant to this prospectus.

        The offering contemplated by this prospectus is not currently being underwritten. Information concerning the selling stockholders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary. There can be no assurance that any shares of common stock will be sold pursuant to this prospectus.

        Except as indicated by footnote below, none of the selling stockholders has held any position or office or has had any material relationship with us or our affiliates within the past three years.

        The following table sets forth the number of shares of common stock beneficially owned by each of the selling stockholders. Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission, or SEC, that consider shares to be beneficially owned by any person who has voting or investment power with respect to the shares. Common stock subject to options that are currently exercisable or exercisable within 60 days are considered to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of a person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The information in the table has been obtained from the selling stockholders. Because the selling stockholders may offer all, some or none of the shares pursuant to this prospectus, we cannot provide an estimate of the number of shares that the selling stockholders will hold upon the termination of this offering. In addition, the selling stockholders may have sold, transferred or otherwise disposed of all or a portion of their shares of common stock since the date on which they provided the information to us regarding their common stock in transactions exempt from the registration requirements of the Securities Act of 1933.

	Securities Beneficially Owned Prior to Offering
		Securities Offered Hereby
			Securities Beneficially Owned After Offering (1)
Name of Selling Stockholder	Common Stock	Common Stock
			Amount	Percent
3 Hudson Assoc. LLC	1,064	1,064	—	—
Adham Elshama (2)	974	974	—	—
Alain Arnaud (3)	3,897	3,897	—	—
Bill Hoffman	1,064	1,064	—	—
Bill Kertes	2,089	2,089	—	—
Black, Inc.	3,134	3,134	—	—
Cammeby's Management Co LLC	2,127	2,127	—	—
Daniel Wyschogrod (4)	2,923	2,923	—	—
David and Sylvia Weissman	1,064	1,064	—	—
David Heller	1,306	1,306	—	—
Dov Perlysky	1,064	1,064	—	—
Elyan Jacobs	1,254	1,254	—	—
Evelyn Jacobs	4,022	4,022	—	—
FAME Associates	3,192	3,192	—	—
GUNDYCO itf Fernhill Holdings	2,099	2,099	—	—
Helmsbridge Holdings Ltd	21,728	21,728	—	—
Henry Kauftheil	532	532	—	—
Ian Jacobs	1,254	1,254	—	—
IFDC International Finance and Development Corporation	4,199	4,199	—	—
Innovation Investments, LLC	33,507	33,507	—	—
Jacob Gold	5,845	5,845	—	—
Jason Lyons	1,064	1,064	—	—
Jay Alan Smith	1,745	1,745	—	—
Jeremy Feinberg	1,064	1,064	—	—
Keavi, LLC	1,064	1,064	—	—
Leonard J. Braun	532	532	—	—
Leonid Leibman (5)	974	974	—	—
Michael M. Kaplan (6)	1,064	1,064	—	—
Orin Hirschman	7,972	7,972	—	—
Paul Jacobs	522	522	—	—
Rachel Family Partnership, L.P.	3,192	3,192	—	—
Rachelle Heller	35,412	35,412	—	—
Robert Jacobs	1,925	1,925	—	—
Rivkalex Corporation	7,659	7,659	—	—
Saul Kessler	1,064	1,064	—	—
Techbanc Inc.	4,178	4,178	—	—
Tibor and Idelle Stern	1,064	1,064	—	—
VENTURETEK L.P.	2,340	2,340	—	—
Vince Sisko (7)	974	974	—	—
WGM Technology Ventures 2001 LLC	4,178	4,178	—	—

(1)
Assumes the eventual sale of all shares subject to sale by the selling stockholders pursuant to this prospectus.

(2)
In connection with the acquisition of Raqia, we entered into an employment agreement with Mr. Elshama, a former employee of Raqia, for a two-year term.

(3)
In connection with the acquisition of Raqia, we entered into an employment agreement with Mr. Arnaud, the former President and Chief Executive Officer of Raqia, to serve as our Vice President of Engineering for a two-year term.

(4)
In connection with the acquisition of Raqia, we entered into an employment agreement with Mr. Wyschogrod, a former employee of Raqia, for a two-year term.

(5)
In connection with the acquisition of Raqia, we entered into an employment agreement with Mr. Leibman, a former employee of Raqia, for a one-year term.

(6)
Mr. Kaplan retired as our Senior Vice President, Chief Technology Officer in July 2003.

(7)
In connection with the acquisition of Raqia, we entered into an employment agreement with Mr. Sisko, a former employee of Raqia, for a two-year term.

PLAN OF DISTRIBUTION

        The selling stockholders may, in their discretion, offer and sell shares covered by this prospectus from time to time on the Nasdaq National Market or otherwise at prices and on terms then prevailing, at prices related to the then-current market price, or at negotiated prices. The distribution of such shares may be effected from time to time in one or more transactions including, without limitation:

  •
  ordinary brokerage transactions and transactions in which the broker solicits purchasers;

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  transactions involving block trades;

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  purchases by a broker, dealer or underwriter as principal and resale by that person for its own account under this prospectus;

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  put or call option transactions;

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  privately negotiated transactions; or

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  by any other legally available means.

        In effecting sales, broker-dealers or agents engaged by the selling stockholders may arrange for other broker-dealers or agents to participate. From time to time the selling stockholders may pledge, hypothecate or grant a security interest in some or all of the shares covered hereby, and the pledgees, secured parties or persons to whom such securities have been hypothecated shall, upon foreclosure in the event of default, be deemed to be selling stockholders under this prospectus. In addition, the selling stockholders may from time to time sell short our common stock and, in such instances, this prospectus may be delivered in connection with such short sale and the shares offered hereby may be used to cover such short sale.

        Sales by the selling stockholders of shares covered by this prospectus may also be made pursuant to Rule 144 under the Securities Act of 1933, as amended, where applicable. The shares may also be offered in one or more underwritten offerings, on a firm commitment or best efforts basis. We will not receive any proceeds from sales by the selling stockholders of any shares covered by this prospectus.

        To the extent required under the Securities Act, the aggregate number of shares of common stock being offered and the terms of the offering, the names of any agents, brokers, dealers or underwriters and any applicable commission with respect to a particular offer will be set forth in one or more supplements to this prospectus. Any underwriters, dealers, brokers or agents participating in the distribution of the shares covered by this prospectus may receive compensation in the form of underwriting discounts, concessions, commissions or fees from the selling stockholders and/or purchasers of such shares, for whom they may act. In addition, a selling stockholder may be deemed to be an underwriter under the Securities Act and any profits on the sale of shares by it may be deemed to be discounts or commissions under the Securities Act. A selling stockholder may have other business relationships with SafeNet or our affiliates in the ordinary course of business.

        From time to time a selling stockholder may transfer, pledge, donate or assign the shares covered by this prospectus to family members and affiliates of such selling stockholder and each of such persons will be deemed to be a selling stockholder for purposes of this prospectus. The number of shares beneficially owned by such selling stockholder will decrease as and when it takes such actions. The plan of distribution for the shares sold hereunder will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be selling stockholders hereunder.

        Without limiting the foregoing, in connection with distributions of the shares covered by this prospectus, the selling stockholders may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the common stock in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also enter into option or other transactions with broker-dealers that involve the delivery of shares covered by this prospectus to the broker-dealers, who may then resell or otherwise transfer such shares. The selling stockholders may also lend or pledge shares covered by this prospectus to a broker-dealer and the broker-dealer may sell the shares so borrowed or, upon default, may sell or otherwise transfer the pledged shares.

        Pursuant to applicable rules and regulations under the Securities Exchange Act of 1934, as amended, any person engaged in the distribution of the common stock may not bid for or purchase shares of common stock during a period which commences one business day (five business days, if our public float is less than $25 million or the average daily trading volume of our common stock is less than $100,000) prior to such person's participation in the distribution, subject to exceptions for certain passive market making activities. In addition and without limiting the foregoing, the selling stockholders will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders.

        In order to comply with the securities laws of some states, if applicable, the shares may be sold in those states only through registered or licensed brokers or dealers. In addition, in some states the shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

        The common stock offered under this prospectus was issued pursuant to the Purchase Agreement pursuant to exemptions from the registration requirements of the Securities Act provided by Section 4(2) thereof. In connection with the Purchase Agreement, we entered into a registration rights agreement with Raqia whereby we agreed to register the shares of common stock offered under this prospectus under the Securities Act. We and the selling stockholders have agreed to indemnify each other, and their respective controlling persons, against specific liabilities, including liabilities arising under the Securities Act and Exchange Act, in connection with the offer and sale of the shares. In addition, the selling stockholders may indemnify brokers, dealers, agents or underwriters that participate in transactions involving sales of the shares against specific liabilities, including liabilities arising under the Securities Act and/or Exchange Act. We will pay all of the expenses incident to this offering of the shares by the selling stockholders to the public, other than commissions and discounts of underwriters, brokers, dealers or agents and the fees and expenses of counsel to the selling stockholders.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports and other information with the SEC. You may read and copy any document that we have filed at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information about the operation of its public reference facilities. Our SEC filings are also available to you free of charge at the SEC's web site at http://www.sec.gov.

        We have filed a registration statement on Form S-3 with the SEC that covers the resale of the shares offered hereby. This prospectus is a part of that registration statement, but does not include all of the information included in the registration statement. You should refer to the registration statement for additional information about us and the shares. Statements that we make in this prospectus relating to any document filed as an exhibit to or incorporated by reference into the registration statement may not be complete. You should review the referenced document itself for a complete understanding of its terms.

INCORPORATION OF DOCUMENTS BY REFERENCE

        The SEC allows us to "incorporate by reference" information we file with the SEC, which means that we can disclose important information to you in this prospectus by referring you to those documents. The documents that have been incorporated by reference are an important part of this prospectus, and you should be sure to review that information in order to understand the nature of any investment by you in the shares covered by this prospectus. The information incorporated by reference is considered to be part of this prospectus, except for any information that is superseded or modified by information that is included directly in this document or in a more recent incorporated document. Any information so modified or superseded shall not be considered, except as so modified or superseded, to constitute a part of this prospectus. The documents that we have previously filed and that are incorporated by reference into this prospectus include the following:

  •
  Our annual report on Form 10-K for the fiscal year ended December 31, 2002 filed with the SEC on March 31, 2003 and as amended on Form 10-K/A filed with the SEC on April 29, 2003 and Form 10-K/A filed with the SEC on February 11, 2004;

  •
  Our quarterly reports on From 10-Q for the fiscal quarters ended March 31, 2003, June 30, 2003 and September 30, 2003, filed with the SEC on May 15, 2003, July 31, 2003 and November 14, 2003 (as amended on Form 10-Q/A filed with the SEC on February 11, 2004), respectively;

  •
  Our current reports on Form 8-K and Form 8-K/A filed with the SEC on January 28, 2003, as amended on June 13, 2003, February 11, 2003, as amended on April 21, 2003, March 5, 2003, July 8, 2003 (portions only as specified therein), October 21, 2003, October 24, 2003, and November 21, 2003, respectively; and

  •
  The description of our common stock included in our registration statement on Form 8-A filed with the SEC on September 16, 1992 and any amendment or report filed for the purpose of updating such description.

        We incorporate by reference any future filings we make with the SEC under Section 13 (a), 13 (c), 14 or 15 (d) of the Securities Exchange Act of 1934, as amended, between the date of this prospectus and the date all of the securities offered hereby are sold (other than Current Reports on Form 8-K containing Regulation FD disclosure furnished under Item 9 or Results of Operations and Financial Condition disclosure furnished under Item 12 and exhibits relating to such disclosures, unless otherwise specifically stated in such Current Report on Form 8-K).

        We will provide you with copies of any of the documents incorporated by reference in this prospectus at no charge to you, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference. If you would like a copy of any document, please write or call us at:

      SafeNet, Inc.
      4690 Millennium Drive
      Belcamp, MD 21017
      Attention: Corporate Secretary
      (410) 931-7500

        You should only rely upon the information included in or incorporated by reference in this prospectus or in any prospectus supplement that is delivered to you. We have not authorized anyone to provide you with additional or different information. You should not assume that the information included in or incorporated by reference in this prospectus or any prospectus supplement is accurate as of any date later than the date on the front of the prospectus or prospectus supplement.

LEGAL MATTERS

        The legality of the securities in this offering has been passed upon for us by our counsel, Venable LLP of Baltimore, Maryland.

EXPERTS

        The consolidated financial statements of SafeNet, Inc. appearing in SafeNet, Inc.'s Annual Report (Form 10-K/A) for the year ended December 31, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The consolidated financial statements for Cylink Corporation as of December 31, 2001 and 2002 and for each of the three years in the period ended December 31, 2002 incorporated by reference in this prospectus from SafeNet's Form 8-K/A filed on April 21, 2003 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report dated February 5, 2003 (which report expresses an unqualified opinion and includes explanatory paragraphs regarding the adoption of Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" and the acquisition of Cylink Corporation by SafeNet, Inc.) which is incorporated by reference herein, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The consolidated financial statements of Rainbow Technologies, Inc. at December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

 INDEX TO FINANCIAL STATEMENTS

SAFENET, INC. AND SUBSIDIARIES

        The financial statements of SafeNet, Inc. and its subsidiaries are incorporated by reference herein. Please refer to "Where You Can Find More Information" on page 21 of this prospectus. In addition, the financial statements of Rainbow Technologies, Inc. and the pro forma financial statements giving effect to SafeNet, Inc.'s proposed acquisition of Rainbow Technologies, Inc. are set forth below for your reference.

RAINBOW TECHNOLOGIES, INC.

Consolidated Financial Statements (as of December 31, 2002)
Report of Independent Auditors	F-2
Consolidated Balance Sheets	F-3
Consolidated Statements of Operations	F-4
Consolidated Statements of Shareholders' Equity	F-5
Consolidated Statements of Cash Flows	F-6
Notes to Consolidated Financial Statements	F-7
Unaudited Condensed Consolidated Financial Statements (as of September 30, 2003)
Condensed Consolidated Balance Sheets	F-30
Condensed Consolidated Statements of Operations	F-31
Condensed Consolidated Statements of Comprehensive Income (Loss)	F-32
Condensed Consolidated Statements of Cash Flows	F-33
Notes to Unaudited Condensed Consolidated Financial Statements	F-34
UNAUDITED COMBINED CONDENSED PRO FORMA FINANCIAL INFORMATION
Unaudited Combined Condensed Pro Forma Balance Sheet	F-48
Unaudited Combined Condensed Pro Forma Statement of Operations for Year Ended December 31, 2002	F-49
Unaudited Combined Condensed Pro Forma Statement of Operations for Nine Months Ended September 30, 2003	F-50
Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial Statements	F-51

REPORT OF INDEPENDENT AUDITORS

Board of Directors
Rainbow Technologies, Inc.

        We have audited the accompanying consolidated balance sheets of Rainbow Technologies, Inc. as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Rainbow Technologies, Inc. at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

        As discussed in Note 1 to the consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill and other intangible assets to conform with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

                      /s/ ERNST & YOUNG LLP

Orange County, California
February 20, 2003

RAINBOW TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS

(dollars in thousands, except per share amounts)

	December 31,
	2002	2001
ASSETS
Current assets:
Cash and cash equivalents	$50,922	$28,778
Marketable available-for-sale and trading securities	301	1,195
Accounts receivable, net of allowance for doubtful accounts of $626 and $1,858 in 2002 and 2001, respectively	19,221	24,492
Inventories	9,308	20,711
Income tax receivable	5,572	1,844
Deferred income taxes	—	13,901
Unbilled costs and fees	840	2,227
Prepaid expenses and other current assets	925	1,634

Total current assets	87,089	94,782
Property, plant and equipment, at cost:
Equipment	21,981	20,838
Buildings	7,769	6,655
Furniture	2,909	2,810
Leasehold improvements	2,889	2,946

	35,548	33,249
Less accumulated depreciation and amortization	21,628	17,336

Net property, plant and equipment	13,920	15,913
Software development costs, net of accumulated amortization of $8,156 and $11,218 in 2002 and 2001, respectively	3,775	10,768
Product licenses, net of accumulated amortization of $5,567 and $3,537 in 2002 and 2001, respectively	3,726	4,030
Goodwill	1,898	15,638
Deferred income taxes	—	2,421
Other assets	1,181	2,413

Total Assets	$111,589	$145,965

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$8,138	$9,929
Accrued payroll and related expenses	6,602	5,063
Accrued restructuring costs	464	3,130
Warranty reserve	1,844	2,417
Income taxes payable	1,442	—
Other accrued liabilities	6,444	5,252

Total current liabilities	24,934	25,791
Long-term accrued restructuring costs	2,349	1,643
Other liabilities	1,926	1,792
Commitments and contingencies
Shareholders' equity:
Common stock, $.001 par value, 55,000,000 shares authorized, 26,268,936 and 26,157,594 shares issued and outstanding in 2002 and 2001, respectively	26	26
Additional paid-in capital	58,313	56,885
Accumulated other comprehensive income (loss)	348	(1,539)
Retained earnings	23,693	61,367

Total shareholders' equity	82,380	116,739

Total Liabilities and Shareholders' Equity	$111,589	$145,965

See accompanying notes.

RAINBOW TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	Years Ended December 31,
	2002	2001	2000
Revenues:
eSecurity Products	$48,818	$56,388	$89,031
Secure Communications Products	77,234	66,509	55,392

Total revenues	126,052	122,897	144,423
Operating expenses:
Cost of eSecurity Products	33,422	38,021	27,174
Cost of Secure Communications Products	58,365	51,125	42,270
Selling, general and administrative	33,480	40,297	38,196
Research and development	8,923	10,209	11,485
Goodwill amortization	—	857	1,281
Restructuring costs	—	5,830	—
Asset impairment charges	—	1,491	2,173

Total operating expenses	134,190	147,830	122,579
Operating income (loss)	(8,138)	(24,933)	21,844
Gain (loss) on marketable securities	(98)	(3,546)	2,881
Interest income	439	579	890
Interest expense	(117)	(120)	(128)
Other income (expense), net	(800)	414	(423)

Income (loss) from continuing operations before income taxes	(8,714)	(27,606)	25,064
Benefit (provision) for income taxes	(14,313)	9,338	(8,819)

Income (loss) from continuing operations	(23,027)	(18,268)	16,245
Loss from discontinued operations, net of taxes	(14,647)	(5,249)	(1,799)

Net income (loss)	$(37,674)	$(23,517)	$14,446

Basic income (loss) per share:
Continuing operations	$(0.87)	$(0.70)	$0.65
Discontinued operations	(0.56)	(0.20)	(0.07)

Net income (loss)	$(1.43)	$(0.90)	$0.58

Diluted income (loss) per share:
Continuing operations	$(0.87)	$(0.70)	$0.58
Discontinued operations	(0.56)	(0.20)	(0.06)

Net income (loss)	$(1.43)	$(0.90)	$0.52

Weighted average shares:
Basic	26,419	26,055	24,965

Diluted	26,419	26,055	27,932

See accompanying notes.

RAINBOW TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Years Ended December 31, 2002, 2001 and 2000
(dollars in thousands)

	Common Stock			Accumulated Other Comprehensive Income (Loss)
			Additional Paid-in Capital		Retained Earnings
	Shares	Amount				Total
Balance, December 31, 1999	23,367,958	$23	$28,602	$(1,173)	$70,438	$97,890
Exercise of common stock options	2,419,522	2	12,940	—	—	12,942
Issuance of common stock	192,772	1	999	—	—	1,000
Tax benefit of employee stock options	—	—	13,148	—	—	13,148
Other comprehensive income:
Unrealized loss on marketable securities (net of taxes of $317)	—	—	—	(475)	—	(475)
Translation adjustment (net of taxes of $531)	—	—	—	797	—	797

Total other comprehensive income						322
Net income	—	—	—	—	14,446	14,446

Comprehensive income						14,768

Balance, December 31, 2000	25,980,252	26	55,689	(851)	84,884	139,748
Exercise of common stock options	177,342	—	1,034	—	—	1,034
Tax benefit of employee stock options	—	—	162	—	—	162
Other comprehensive loss:
Unrealized gain on marketable securities (net of taxes of $167)	—	—	—	274	—	274
Translation adjustment (net of taxes of $599)	—	—	—	(962)	—	(962)

Total other comprehensive loss						(688)
Net loss	—	—	—	—	(23,517)	(23,517)

Comprehensive loss						(24,205)

Balance, December 31, 2001	26,157,594	26	56,885	(1,539)	61,367	116,739
Exercise of common stock options	860,153	1	4,626	—	—	4,627
Retirement of common stock	(748,811)	(1)	(3,492)	—	—	(3,493)
Tax benefit of employee stock options	—	—	294	—	—	294
Other comprehensive income:
Unrealized loss on marketable securities (net of taxes of $0)	—	—	—	(969)	—	(969)
Translation adjustment (net of taxes of $0)	—	—	—	2,856	—	2,856

Total other comprehensive income						1,887
Net loss	—	—	—	—	(37,674)	(37,674)

Comprehensive loss						(35,787)

Balance, December 31, 2002	26,268,936	$26	$58,313	$348	$23,693	$82,380

See accompanying notes.

RAINBOW TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended December 31,
	2002	2001	2000
Cash flows from operating activities:
Net income (loss)	$(37,674)	$(23,517)	$14,446
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Amortization	4,202	8,661	5,608
Depreciation	3,943	4,189	3,449
Change in deferred income taxes	16,322	(13,178)	(1,948)
Provision (benefit) for doubtful accounts	(323)	1,984	1,078
(Gain) loss from retirement of property, plant and equipment	114	(15)	15
Minority interest in subsidiary's earnings (loss)	215	435	(14)
Unrealized (gain) loss on marketable trading securities	98	3,546	(2,881)
Provision for excess and obsolete inventory	10,114	6,714	637
Warranty provision	153	2,480	875
Write-off of long-term investment	260	1,206	—
Write-off of capitalized and developed software	5,667	2,392	—
Write-off of goodwill	12,840	2,539	—
Provision for impairment of assets on discontinued operations	2,348	—	—
Restructuring costs	—	4,773	—
Foreign currency (gain) loss on repayment of loan to foreign subsidiary	609	(765)	—
Asset impairment charges	—	1,491	2,173
Tax benefit of exercise of common stock options	294	162	13,148
Changes in operating assets and liabilities:
Accounts receivable	6,355	12,818	(14,909)
Inventories	1,520	2,535	(18,962)
Unbilled costs and fees	1,387	(1,188)	1,877
Prepaid expenses and other current assets	744	1,670	(902)
Accounts payable	(1,877)	1,587	(48)
Accrued liabilities	(1,462)	(5,131)	2,370
Billings in excess of costs and fees	(327)	(238)	(195)
Income taxes	(2,319)	5,882	(7,630)

Net cash provided by (used in) operating activities	23,203	21,032	(1,813)
Cash flows from investing activities:
Capitalized software development costs	(1,081)	(5,032)	(8,484)
Purchases of property, plant, and equipment	(1,826)	(4,871)	(4,895)
Sale of marketable available-for-sale securities	800	—	—
Purchase of marketable securities	—	—	(409)
Other assets	749	(806)	96
Net cash paid for investments and acquisitions	(1,080)	(231)	(3,756)

Net cash used in investing activities	(2,438)	(10,940)	(17,448)
Cash flows from financing activities:
Exercise of common stock options	4,627	1,034	12,942
Retirement of common stock	(3,493)	—	—
Repayment of line of credit	—	(3,129)	(2,871)
Other	(226)	(211)	(224)

Net cash provided by (used in) financing activities	908	(2,306)	9,847
Effect of exchange rate changes on cash	471	1,534	2,163

Net increase (decrease) in cash and cash equivalents	22,144	9,320	(7,251)
Cash and cash equivalents at beginning of year	28,778	19,458	26,709

Cash and cash equivalents at end of year	$50,922	$28,778	$19,458

Supplemental disclosure of cash flows information:
Income taxes paid	$642	$1,695	$2,161
Interest paid	130	97	288

See accompanying notes.

RAINBOW TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

1.     Description of the Company and Summary of Significant Accounting Policies

The Company

        Rainbow Technologies, Inc. (the Company) develops, manufactures, programs and markets software and internet security products which prevent the unauthorized use of intellectual property, including software programs, provides privacy and security for network communications and develops and manufactures secure communication products for satellite communications.

Basis of Consolidation

        The accompanying financial statements consolidate the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

Basis of Presentation

        In the second quarter of 2002, the Company announced that its Spectria segment had experienced rapidly deteriorating business prospects due to a severe decline in IT services infrastructure spending. Consequently, the Company discontinued Spectria and closed its facility in Long Beach, California. In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", Spectria's results of operations are included in the loss from discontinued operations in the consolidated statements of operations for the years ended December 31, 2002, 2001 and 2000 (see Note 8). Certain amounts previously reported have been reclassified to conform with the 2002 presentation. Unless otherwise indicated, the Notes to Consolidated Financial Statements relate to continuing operations.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements. Actual results could differ from those estimates. Significant estimates made in preparing these financial statements include the allowance for doubtful accounts, the reserve for excess and obsolete inventory, goodwill valuations, accrued warranty costs, restructuring costs, the valuation allowance for deferred tax assets and total estimated contract costs associated with billed and unbilled contract revenue.

Cash Equivalents

        The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Marketable Securities

        All investment securities are considered to be either trading or available-for-sale and are carried at fair value. Management determines classification at the time of purchase and re-evaluates its appropriateness at each balance sheet date. The Company's marketable securities consist of tax-exempt and other debt instruments that bear interest at variable rates and equity securities. Unrealized gains and losses from trading securities are included in the results of operations while unrealized gains and losses from available-for-sale securities are included in the Accumulated Other Comprehensive Income

(Loss) within Shareholders' Equity. As of December 31, 2002 and 2001, gross unrealized losses on trading securities were $0.1 million and $3.5 million, respectively, while gross unrealized gains were $2.9 million as of December 31, 2000. Gross unrealized gains (losses) on available-for-sale securities were ($1.0) million, $0.4 million and ($0.8) million for the years ended December 31, 2002, 2001 and 2000, respectively. There were no realized gains (losses) on available-for-sale securities for the years ended December 31, 2002 and 2001, while realized gains were $0.2 million for the year ended December 31, 2000. The cost of securities sold is based on the specific identification method.

        Included in Marketable Securities at December 31, 2002 and 2001 were trading securities of $25,000 and $0.1 million, respectively, and available-for-sale securities of $0.3 million and $1.1 million, respectively.

Software Development Costs and Product Licenses

        SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based upon the Company's product development process, technological feasibility is established upon completion of a working model. Amortization of capitalized software development costs commences when the products are available for general release to customers and are determined using the straight-line method over the expected useful lives of the respective products. Software development costs are written-off when projects are abandoned or when the estimated cash flows from a product are not expected to be sufficient to recover the capitalized software development costs.

        Amortization of computer software development costs and product licenses for the years ended December 31, 2002, 2001 and 2000 amounted to $4.2 million, $5.7 million and $2.2 million, respectively. During the fiscal years 2002 and 2001, the Company wrote-off $5.7 million and $2.4 million, respectively, of previously capitalized software development costs. At December 31, 2002, the amortization of the remaining balance of other intangible assets of $7.5 million for each of the fiscal years 2003, 2004, 2005 and 2006 will be $3.0 million, $2.9 million, $1.2 million and $0.1 million, respectively. At December 31, 2002, the Company had $0.3 million of unamortized software development costs included in the remaining balance of other intangible assets of $7.5 million, which had not begun amortization. Amortization of software development costs commences when the products are available for general release to customers.

        The following table presents details of the Company's other intangible assets that are subject to amortization:

	December 31, 2002			December 31, 2001
	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
	(in thousands)
Software development costs	$11,931	$(8,156)	$3,775	$21,986	$(11,218)	$10,768
Product licenses	9,293	(5,567)	3,726	7,567	(3,537)	4,030

Total	$21,224	$(13,723)	$7,501	$29,553	$(14,755)	$14,798

Inventories

        Inventoried costs relating to long-term contracts are stated at actual production cost, including pro-rata allocations of factory overhead and general and administrative costs incurred-to-date, reduced by amounts identified with revenue recognized on units delivered. The costs attributed to units delivered under such long-term contracts are based on the estimated average cost of all units expected to be produced.

        Inventories other than inventoried costs relating to long-term contracts are stated at the lower of cost (first-in, first-out basis) or market.

Property, Plant and Equipment

        Additions to property, plant, equipment and leasehold improvements are recorded at cost and depreciated on the straight-line method over their estimated useful lives as follows:

Buildings	31 years
Furniture	3 to 6 years
Equipment	3 to 7 years
Leasehold improvements	Term of lease

Goodwill

        Goodwill represents the excess of purchase price over the estimated fair value of assets acquired. Effective January 1, 2002, the Company adopted SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS 141 addresses financial accounting and reporting for a business combination and requires all business combinations to be accounted for using the purchase method. SFAS 141 was effective for any business combinations initiated after June 30, 2001. SFAS 142 addresses the recognition and measurement of goodwill and other intangible assets acquired in a business combination. SFAS 142 requires goodwill to no longer be amortized but instead be subject to an impairment test at least annually. The impairment test is comprised of two parts. The first step compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount exceeds the fair value of the reporting unit, the second step of the goodwill impairment test must be performed. The second step compares the implied fair value of the reporting unit's goodwill with the respective carrying amount in order to determine the amount of impairment loss, if any.

        In accordance with SFAS 142, the Company performed the first part of the two-step goodwill impairment test for its business segments with goodwill, excluding the $12.8 million of goodwill related to the Spectria business segment, which was written-off and included in the loss from discontinued operations in the consolidated statement of operations for the year ended December 31, 2002 (see Note 8). For each of the Company's business segments for which goodwill was recorded, the Company determined that the fair value exceeded the carrying amount as of January 1, 2002. As a result, the second step of the impairment test was not required. The Company performed its annual goodwill impairment test in the third quarter of 2002 and determined that there were no indicators of impairment. The Company intends to perform its annual goodwill impairment test in subsequent years during the third quarter of each respective year. Accumulated amortization as of December 31, 2002 and 2001 was $0.6 million and $22.1 million, respectively. Additionally, under SFAS 142, the Company ceased amortizing its remaining goodwill balance which resulted in reduced amortization of approximately $0.6 million, net of tax, in fiscal 2002. Total amortization expense for the years ended December 31, 2001 and 2000 for goodwill was $0.9 million and $1.3 million, respectively.

        The following table reconciles the Company's net income (loss) and net income (loss) per share from continuing operations as reported, to the amounts adjusted for the exclusion of goodwill amortization, net of the related income tax effects, for the periods prior to the adoption of SFAS 142.

	Years Ended December 31,
	2002	2001	2000
	(in thousands, except per share amounts)
Income (loss) from continuing operations:
As reported	$(23,027)	$(18,268)	$16,245
eSecurity Products goodwill amortization, net of taxes	—	583	698
Secure Communications Products goodwill amortization, net of taxes	—	144	135

As adjusted	$(23,027)	$(17,541)	$17,078

Basic income (loss) per share from continuing operations:
As reported	$(0.87)	$(0.70)	$0.65
eSecurity Products goodwill amortization, net of taxes	—	0.02	0.03
Secure Communications Products goodwill amortization, net of taxes	—	0.01	—

As adjusted	$(0.87)	$(0.67)	$0.68

Diluted income (loss) per share from continuing operations:
As reported	$(0.87)	$(0.70)	$0.58
eSecurity Products goodwill amortization, net of taxes	—	0.02	0.03
Secure Communications Products goodwill amortization, net of taxes	—	0.01	—

As adjusted	$(0.87)	$(0.67)	$0.61

        The evaluation of the recoverability of goodwill is significantly affected by management's estimates of future operating cash flows from the acquired businesses to which the goodwill relates. If, in future periods, estimates of the present value of future operating cash flows decrease, the Company would be required to further write-down the goodwill, intangible assets, and other long-lived assets. Any such write-down could have a material adverse effect on the Company's consolidated financial position and results of operations. The Company closely monitors its remaining goodwill.

        At June 30, 2002, the Company wrote-off its goodwill relating to Spectria (Systematic Systems Integration, Inc.) of $9.2 million and (InfoCal LLC) of $3.6 million which were included in the results of operations under discontinued operations.

        At September 30, 2001, the Company recorded a goodwill impairment charge from continuing operations of $1.5 million relating to its eSecurity segment (Wyatt River Software). At June 30, 2000, the Company performed a review for impairment of long-lived assets related to QMT. Based on its evaluation, the Company determined that all of the assets related to QMT were fully impaired and, as a result, recorded an impairment charge of $2.2 million to write-off all of QMT's assets and to write-down the Company's investment in QMT to zero.

Other Assets

        Other assets primarily represent investments in early stage companies that are accounted for on the cost basis. The Company periodically reviews these investments for other-than-temporary declines in fair value and writes down investments to their fair value when an other-than-temporary decline has occurred based on the specific identification method. The Company generally believes an other-than-temporary decline has occurred when the fair value of the investment is below the carrying value for two consecutive quarters, absent evidence to the contrary.

Revenue Recognition

eSecurity

        The Company recognizes revenues from product sales at the time of shipment. Provision is currently made for estimated product returns which may occur under programs the Company has with certain of its distributors.

Secure Communications Products

        Catalog product revenues and revenues under certain fixed-price contracts calling for delivery of a specified number of units are recognized as deliveries are made. Revenues under cost-reimbursement contracts are recognized as costs are incurred and include estimated earned fees in the proportion that costs incurred to date bear to total estimated costs. Certain contracts are awarded on a fixed-price incentive fee basis. Incentive fees on such contracts are considered when estimating revenues and profit rates and are recognized when the amounts can reasonably be determined. The costs attributed to units delivered under fixed-price contracts are based on the estimated average cost per unit at contract completion. Profits expected to be realized on long-term contracts are based on total revenues and estimated costs at completion. Revisions to contract profits are recorded in the accounting period in which the revisions are known. Estimated losses on contracts are recorded when identified. For research and development and other cost-plus-fee type contracts, the Company recognizes contract earnings using the percentage-of-completion method. The estimated contract revenues are recognized based on percentage-of-completion as determined by the cost-to-cost basis whereby revenues are recognized as contract costs are incurred.

Warranty

        The Company generally warrants its products for periods of ninety days to two years. The standard warranties require the Company to repair or replace defective products returned at no cost to the customer. The Company records an estimate for warranty related costs based on amounts required to cover warranty expense on products sold and actual historical return rates at the time revenue is recognized. While warranty costs have historically been within management's expectations and the provisions established, the Company cannot guarantee that it will continue to experience the same warranty return rates as in the past. A significant increase in product return rates could have a material adverse effect on the Company's operating results for the period in which such returns materialize.

        The following details the Company's warranty reserve:

	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Payments	Changes in Estimate Charged to Costs and Expenses	Balance at End of Year
	(in thousands)
2002	$2,417	$475	$(726)	$(322)	$1,844
2001	$386	$2,530	$(449)	$(50)	$2,417

Advertising

        The Company expenses the costs of advertising as incurred. Advertising expenses for 2002, 2001 and 2000 were $2.4 million, $3.2 million and $3.4 million, respectively.

Shipping and Handling Costs

        The Company's shipping and handling costs are included in cost of sales.

Research and Development

        Expenditures for research and development are expensed as incurred.

Income Taxes

        Deferred taxes are provided for items recognized in different periods for financial and tax reporting purposes in accordance with SFAS 109, "Accounting For Income Taxes." In 2002, the Company determined that the realization of its net deferred tax assets is uncertain and, therefore, recorded a valuation allowance of $11.8 million to reduce the carrying amount of the Company's net deferred tax assets to zero.

Foreign Currency

        Balance sheet accounts denominated in foreign currency are translated at exchange rates as of the date of the balance sheet and statement of operations accounts are translated at average exchange rates for the period. Translation gains and losses are accumulated as a separate component of Accumulated Other Comprehensive Income (Loss) within Shareholders' Equity. The Company has adopted local currencies as the functional currencies for its subsidiaries because their principal economic activities are most closely tied to the respective local currencies.

        The Company does not engage in currency speculation. Foreign currency transaction gains (losses) which are included in current operations were ($0.5) million and $0.7 million for the years ended December 31, 2002 and 2001. Foreign currency transaction gains (losses) for 2000 were not material. Included in foreign currency transaction gains (losses) was a loss from repayment of inter- company loans to foreign subsidiaries of ($0.6) million in 2002 and a related gain of $0.8 million in 2001.

Stock Option Plans

        The Company follows the disclosure-only provisions of SFAS 123, "Accounting for Stock-Based Compensation", as amended, and, accordingly, accounts for its stock-based compensation plans using the intrinsic value method under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations.

        The following table illustrates the effect on net income (loss) and income (loss) per share, had compensation expense for the employee stock-based plans been recorded based on the fair value method under SFAS 123:

	Years Ended December 31,
	2002	2001	2000
	(in thousands, except per share amounts)
Net income (loss), as reported	$(37,674)	$(23,517)	$14,446
Deduct: total stock-based employee compensation expense determined under fair value based method, net of related tax effects	(6,154)	(4,467)	(3,025)

Net income (loss), as adjusted	$(43,828)	$(27,984)	$11,421

Basic income (loss) per share:
As reported.	$(1.43)	$(0.90)	$0.58
As adjusted	$(1.66)	$(1.07)	$0.46
Diluted income (loss) per share:
As reported.	$(1.43)	$(0.90)	$0.52
As adjusted	$(1.66)	$(1.07)	$0.41

Earnings (Loss) Per Share

        Basic earnings (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the assumed conversion of all dilutive securities, consisting of employee stock options. Common equivalent shares of 5,897,849, 6,502,035 and 5,591,196 for the years ended December 31, 2002, 2001 and 2000, respectively, have been excluded for diluted earnings (loss) per share as the effect would be antidilutive.

Concentrations of Business and Credit Risk

        Financial instruments which potentially subject the Company to credit risk consist principally of trade receivables and interest bearing investments. The Company performs on-going credit evaluations of its customers and generally does not require collateral. The Company maintains adequate reserves for potential losses and such losses, which have historically been minimal (excluding the $2.0 million charge in 2001), have been within management's expectations. The Company places substantially all of its interest bearing investments with major financial institutions and, by policy, limits the amount of credit exposure to any one financial institution.

        The Company sells the majority of its eSecurity Products to software developers and wholesale distributors throughout North America, Europe and Asia Pacific.

        The majority of the Company's Secure Communications products are sold to the U.S. Government (see Note 2). The U.S. Government accounted for approximately 32%, 28%, and 39% of consolidated revenues from continuing operations in 2002, 2001 and 2000, respectively. In addition, approximately 26% and 38% of consolidated accounts receivable and 49% and 44% of unbilled costs and fees at December 31, 2002 and 2001, respectively, were related to the U.S. Government.

        For its Secure Communications segment, the Company's manufacturing operations include the testing of Application Specific Integrated Circuits ("ASICs") and the assembly and testing of its satellite ground units and network communications products. The Company has specific cryptographic technology embedded into ASICs that are fabricated to the Company's specifications by ASIC manufacturers. The Company currently has relationships with four such ASIC manufacturers. These ASICs are processed to the specifications of the U.S. Government and the Company. Any interruption in the availability of these ASICs could have a material adverse effect on the consolidated results of operations and cash flows of the Company.

        The Company currently has manufacturing relationships with two suppliers to manufacture the Company's principal Secure Communications Product. Any interruption in the availability of this product would have a material adverse effect on the consolidated results of operations and cash flows of the Company. Having two sources mitigates the risk of any delivery shortfall resulting from one source having production difficulties. One manufacturing agreement expires in June 2003, and is currently under negotiation. The other manufacturing agreement expires in February 2004.

        For the Sentinel Superpro product, the Company currently has one supplier of the custom ASIC chip. For other eSecurity products, the Company currently has relationships with chip suppliers that have multiple foundries available to produce the ASIC chips. If the suppliers are unable to fulfill the Company's requirements, the Company may experience an interruption in the production of its products until an alternative source of supply is developed. The Company maintains a six month inventory of ASIC chips based on current sales levels in order to limit the potential for such an interruption. The Company believes that there are a number of companies capable of commencing the manufacture of its ASIC chips within six months of such an interruption.

Recent Accounting Pronouncements

        In December 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" (SFAS 148). This statement amends SFAS Statement No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of FAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and of the effect of the method used on reported results. The provisions of SFAS 148 are effective in fiscal years ending after December 15, 2002 and interim periods beginning after December 15, 2002. As of December 31, 2002, the Company has elected not to change to the fair value based method of accounting for stock-based employee compensation. The Company accounts for employee stock options under the Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees", under which no compensation cost is generally recognized by the Company.

        In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires a liability to be recognized at the time a company issues a guarantee for the fair value of the obligations assumed under certain guarantee agreements. Additional disclosures about guarantee agreements are also required in the interim and annual financial statements, including a rollforward of the Company's product warranty liabilities. The disclosure provisions of FIN 45 are effective for the Company as of December 31, 2002. The provisions for initial recognition and measurement of guarantee agreements are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The Company does not expect that the recognition provisions of FIN 45 will have a material impact on its consolidated financial condition or results of operations.

        In June 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities". SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The principal difference between SFAS 146 and EITF 94-3 relates to SFAS 146's requirements for recognition of a liability for a cost associated with an exit or disposal activity. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit costs as generally defined in EITF 94-3 was recognized at the date of an entity's commitment to an exit plan. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not expect SFAS 146 to have a material impact on its consolidated financial condition or results of operations.

2.     Government Contracts

        The Company is both a prime contractor and subcontractor under fixed-price and cost reimbursement contracts with the U.S. Government (Government). At the commencement of each contract or contract modification, the Company submits pricing proposals to the Government to establish indirect cost rates applicable to such contracts. These rates, after audit and approval by the Government, are used to settle costs on contracts completed during the previous year.

        To facilitate interim billings during the performance of its contracts, the Company establishes provisional billing rates, which are used in recognizing contract revenue and contract accounts receivable. The provisional billing rates are adjusted to actual at year-end and are subject to adjustment after Government audit.

        The Company has unbilled costs and fees related to government contracts of $0.4 million and $0.9 million at December 31, 2002 and 2001, respectively. Based on the Company's experience with similar contracts in recent years, the unbilled costs and fees are expected to be collected within one year.

3.     Inventories

        Inventories consist of the following at December 31:

	2002	2001
	(in thousands)
Raw materials	$8,095	$14,016
Work in process	1,662	2,643
Finished goods	3,573	5,883
Inventoried costs relating to long-term contracts, net of amounts attributed to revenues recognized to date	5,158	4,569
Reserve for excess and obsolete inventory	(9,180)	(6,400)

	$9,308	$20,711

        General and administrative expenses in inventory at December 31, 2002 and 2001 were $0.4 million and $0.3 million, respectively.

4.     Accumulated Other Comprehensive Income (Loss)

        At December 31, 2002, accumulated other comprehensive income (loss) is comprised of unrealized foreign currency translation gains of $1.6 million and unrealized losses on marketable securities of $1.2 million. At December 31, 2001, accumulated other comprehensive loss was comprised of unrealized foreign currency translation losses of $1.3 million and unrealized losses on marketable securities of $0.3 million, net of deferred taxes.

5.     Fair Value of Financial Instruments

        The Company's financial instruments consist principally of cash, marketable securities, receivables, unbilled costs and fees, payables and long-term investments. The Company believes all of the financial instruments' recorded values approximate current fair values, as a result of the short-term nature of these instruments.

6.     Commitments and Contingencies

        The Company has purchase commitments with various vendors arising out of the normal course of business for approximately $21 million as of February 20, 2003. These purchase commitments have terms less than one year.

        Annual obligations under non-cancelable operating leases are as follows, including net lease obligations of $0.9 million related to discontinued operations:

(dollars in thousands)
2003	$3,523
2004	3,524
2005	2,257
2006	300
2007 and thereafter	318

Sub-total	9,922
Less: Non-cancelable subleases	(2,055)

Net lease obligations	$7,867

        Rent expense charged to continuing operations for the years ended December 31, 2002, 2001, and 2000 was $2.2 million (net of sublease income of $0.2 million), $2.7 million and $1.8 million, respectively.

Legal Proceedings

        In September 1998, a patent infringement action was filed against the Company by Globetrotter Software, Inc., ("Globetrotter"). It alleged that certain of the Company's license management software products infringed a patent owned by Globetrotter. The complaint sought unspecified monetary damages and a permanent injunction banning the use of the products alleged to infringe. On September 24, 2001, the District Court granted partial summary judgment of non-infringement in favor of the Company. The Company had filed a counterclaim against Globetrotter. The counterclaim alleged that Globetrotter had engaged in violations of the antitrust laws and related common laws. On November 12, 2002, the District Court granted Globetrotter's motion for partial summary judgment against the Company on the counterclaim. On November 15, 2002, the District Court entered judgment that dismissed all of the claims between Globetrotter and the Company and made no award to either firm. The judgment has now become final.

        In July 1998, a patent infringement claim was filed against the Company by Andrew Pickholtz, alleging that certain of the Company's products infringe patents owned by Pickholtz. The complaint seeks unspecified monetary damages. The Company filed a motion for summary judgment of non-infringement that was decided in favor of the Company in December 2000. In January 2001, Mr. Pickholtz filed a notice of appeal. After considering legal briefs filed by the Company and by Mr. Pickholtz, the Court of Appeals for the Federal Circuit heard oral arguments in the case on November 7, 2001. On April 3, 2002, the United States Court of Appeals issued an opinion that modified the trial court's construction of the patent claims in certain respects, revised the summary judgment for non-infringement in favor of the Company, and remanded the case to the trial court for further proceedings. The Company continues to believe the claims are without merit as found by the trial court and intends to continue to vigorously defend against any infringement claims made by Mr. Pickholtz.

        In June 2002, a breach of contract lawsuit was filed against the Company by a supplier. The complaint sought damages of $3.9 million. At June 30, 2002, the Company had a liability of $2.6 million for inventory purchases related to this matter included in Accounts payable. The Company filed a counterclaim in September 2002, alleging breach of warranty and negligence. The Company and the supplier entered into a settlement agreement in February 2003, under which each party released the other from any and all claims and causes of action in return for a payment by Company to the supplier of $1.6 million. The remaining $1.0 million in Accounts payable was reversed and credited to cost of sales as of December 31, 2002.

        The Company is also involved in other legal proceedings and claims arising in the ordinary course of business. The Company believes that the outcome of all current litigation will not have a material adverse effect on its business, financial condition, cash flows or results of operations.

7.     Stock Option Plans

        The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS 123 requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

        As of December 31, 2002, the total number of shares of common stock reserved for issuance under the existing stock option plans was 7,444,460 and the total number of options available for grant was 1,546,611. Under the plans, non-statutory or incentive stock options may be granted to key employees and individuals who provide services to the Company. The plan specifies that no options shall be exercisable prior to 12 months from the date of grant and all options expire ten years from the date of grant. Options generally vest over 4 years.

        The following is a summary of changes in options outstanding pursuant to the plans for the years ended December 31:

	2002		2001		2000
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding—beginning Of year	6,502,035	$7.43	5,591,196	$8.97	6,395,910	$5.62
Granted	1,032,850	4.12	2,022,550	3.95	2,022,600	15.04
Exercised	(860,153)	5.38	(177,342)	5.83	(2,419,522)	5.34
Forfeited and expired	(776,883)	8.12	(934,369)	9.52	(407,792)	7.88

Outstanding—end of year	5,897,849	$7.06	6,502,035	$7.43	5,591,196	$8.97

Exercisable at end of year	3,785,738	$7.78	3,513,029	$7.50	2,229,688	$5.57
Weighted-average fair value of options granted during the year	$2.76		$2.55		$8.64

        The following table summarizes information about stock options outstanding at December 31, 2002:

	Outstanding			Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$3.30 to $4.94	2,444,939	8.1	$3.78	786,089	$3.74
5.04 to 7.17	2,141,577	5.3	5.95	2,019,193	5.93
7.88 to 10.81	252,902	6.2	10.44	217,397	10.47
15.97 to 16.94	1,058,431	6.5	16.06	763,059	16.07

        The weighted average remaining contractual life of stock options outstanding at December 31, 2002, 2001, and 2000 were 6.7 years, 7.0 years and 7.8 years, respectively.

        Pro forma information regarding net income (loss) and income (loss) per share is required by SFAS 123, as amended, and has been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2002, 2001, and 2000: risk free interest rate of 2.81% for 2002, 4.0% for 2001 and 6.1% for 2000 dividend yield of 0% for 2002, 2001, and 2000; volatility factor of the expected market price of the Company's common stock of 0.91 for 2002, 0.87 for 2001 and 0.70 for 2000; and a weighted-average life of the option of 4.0 years for 2002, 2001, and 2000.

        The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

        See Note 1 for the Company's accounting policy for its Employee Stock-Based Plans, as well as the effect on net income (loss) and income (loss) per share, had expense for the Employee Stock-Based Plans been recorded based on the fair value method under SFAS 123, as amended.

8.     Discontinued operations

        The revenues and loss from discontinued operations for the years ended December 31, 2002, 2001 and 2000 related to the disposal of Spectria are as follows:

	Years Ended December 31,
	2002	2001	2000
	(in thousands)
Revenues	$3,204	$14,364	$18,861

Loss from discontinued operations:
Loss from operations	$(2,039)	$(6,778)	$(2,775)
Write off of goodwill	(12,840)	—	—
Provision for loss on disposition	(2,348)	—	—

	(17,227)	(6,778)	(2,775)
Benefit for income taxes	2,580	1,529	976

Loss from discontinued operations	$(14,647)	$(5,249)	$(1,799)

        The assets and liabilities of Spectria at December 31, 2002 and 2001 consisted of the following:

	December 31, 2002	December 31, 2001
	(in thousands)
Cash and accounts receivable	$98	$2,576
Prepaid expenses and other assets	40	384
Property, plant and equipment	—	652
Goodwill	—	12,840

Total assets of discontinued operations	$138	$16,452

Accounts payable and other liabilities	$1,156	$1,371
Accrued payroll and related expenses	2	598
Accrued restructuring costs	—	412

Total liabilities of discontinued operations	$1,158	$2,381

        Effective January 1, 2002, the Company adopted SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS 144 requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and broadens the presentation of discontinued operations to include more disposal transactions than were included under the previous standards.

9.     Restructuring

        In the third quarter of 2001, the Company restructured and consolidated its Digital Rights Management and iVEA operations (eSecurity Products), resulting in a net staff reduction of 97 employees across all employee groups, primarily in the U.S. and recorded restructuring charges of $5.8 million.

        The following table summarizes the Company's restructuring costs and activities from continuing operations in the restructuring reserves:

	Facilities and Equipment	Severance	Total
	(in thousands)
Charged to costs and expenses at September 30, 2001	$4,699	$1,131	$5,830
Cash payments	(538)	(931)	(1,469)

Restructuring balance, December 31, 2001	4,161	200	4,361
Cash payments	(1,348)	(200)	(1,548)

Restructuring balance, December 31, 2002	$2,813	$—	$2,813

10.   Income Taxes

        The income tax expense (benefit) included in the Consolidated Statements of Operations consists of the following:

	Years Ended December 31,
	2002	2001	2000
	(in thousands)
Current:
Federal	$(5,642)	$1,733	$5,498
State	100	(4)	2,988
Foreign	953	582	1,305

Total current	(4,589)	2,311	9,791
Deferred:
Federal	13,543	(11,591)	(385)
State	2,779	(1,587)	(1,563)
Foreign	—	—	—

Total deferred	16,322	(13,178)	(1,948)

Total income tax expense (benefit)	$11,733	$(10,867)	$7,843

        The income tax expense (benefit) applicable to continuing operations and discontinued operations is as follows:

	Years Ended December 31,
	2002	2001	2000
	(in thousands)
Provision (benefit) for income taxes from continuing operations:
Current	$(2,232)	$2,311	$10,725
Deferred	16,545	(11,649)	(1,906)

Total provision (benefit) for income taxes from continuing operations	14,313	(9,338)	8,819
Benefit for income taxes from discontinued operations:
Current	(2,357)	—	(934)
Deferred	(223)	(1,529)	(42)

Total benefit for income taxes from discontinued operations	(2,580)	(1,529)	(976)

Total income tax expense (benefit)	$11,733	$(10,867)	$7,843

        A reconciliation of the U.S. statutory federal income tax expense (benefit) to income tax expense (benefit) on income (loss) from continuing operations is as follows:

	Years Ended December 31,
	2002	2001	2000
	(in thousands)
Statutory federal income tax expense (benefit)	$(3,054)	$(9,662)	$8,772
State taxes, net of federal benefit	2,173	(919)	969
Non-deductible amortization of goodwill	—	778	376
Non-deductible subsidiary loss	—	—	132
Effect of foreign operations, net	3,486	668	(694)
Federal valuation allowance	11,686	—	(517)
Research and experimentation credit	—	(245)	(60)
Municipal interest	(2)	(13)	(18)
Other, net	24	55	(141)

	$14,313	$(9,338)	$8,819

        Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

        Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,
	2002	2001
	(in thousands)
Deferred tax assets:
Accruals and reserves not currently tax deductible	$4,880	$4,360
Restructuring costs	1,925	3,130
Contract revenue recognized for tax reporting purposes	201	1,546
Foreign tax loss carryforwards	505	505
Tax credit carryforward	1,135	1,625
Capital loss carryforward	383	372
Net operating loss carryforward	1,729	5,760
Cumulative translation adjustment	—	686
Book/tax basis difference in Wyatt River assets	1,826	1,556
Amortization of intangibles	656	—
Unrealized losses	308	—
Contribution carryforward	169	154

Total deferred tax assets	13,717	19,694
Deferred tax liabilities:
Accruals without tax effect	(189)	(189)
Tax depreciation	(885)	(750)
Cumulative translation adjustment	(859)	—
State taxes	—	(972)
Amortization of intangibles	—	(1,461)

Total deferred tax liabilities	(1,933)	(3,372)

Net deferred tax assets before valuation allowance	11,784	16,322
Valuation allowance	(11,784)	—

Net deferred tax asset	$—	$16,322

        In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the cumulative losses sustained, the Company recorded a valuation reserve against all its net federal and state deferred tax assets.

        If or when recognized, the tax benefits relating to any reversal of the valuation allowance on deferred tax assets will be accounted for primarily as a reduction of income tax expense.

        At December 31, 2002, the Company had federal and state net operating loss carryforwards of approximately $0.8 million and $21.2 million, respectively, which will begin to expire in 2020 and 2004, respectively. In addition, the Company is successor to net operating loss carryforwards of approximately $4.9 million from the acquisition of Wyatt River Software, Inc., which are subject to the change of ownership provisions and are limited to approximately $0.2 million per year.

        At December 31, 2002, the Company had a federal research and development credit carryforwards of approximately $0.5 million, which will begin to expire in 2018 and $0.2 million of state research and development credit carryforwards which will carryforward indefinitely.

        Utilization of the federal net operating loss and research and development credit carryforwards could be limited in future years, if the Company were to experience a greater than 50 percent change in ownership within a 3-year period as defined in sections 382 and 383 of the United States Internal Revenue Code of 1986.

        On September 11, 2002, the Governor of California signed into law new tax legislation that suspends the use of net operating loss carryforwards into tax years beginning on or after January 1, 2002 and 2003. Should the Company have taxable income for the year ending December 31, 2003, it may not look to California net operating losses generated in prior tax years to offset taxable income. This suspension will not apply to tax years beginning on or after 2004.

        United States and foreign earnings before income taxes applicable to continuing operations are as follows:

	Years Ended December 31,
	2002	2001	2000
	(in thousands)
United States	$(7,677)	$(24,994)	$19,602
Foreign	(1,037)	(2,612)	5,462

	$(8,714)	$(27,606)	$25,064

        The Company realized tax benefits of $0.3 million, $0.2 million, and $13.1 million in 2002, 2001 and 2000, respectively, from the exercise of non-qualified stock options and disqualifying disposition of incentive stock options.

11.   Benefit Plans

        At December 31, 2002, the Company sponsored two tax deferred defined contribution plans for all eligible US employees. Under both plans, the employer matches certain employee contributions. During the years ended December 31, 2002, 2001 and 2000, Company contributions under both Plans totaled approximately $0.5 million, $0.6 million, and $0.6 million, respectively.

12.   Industry Segments

        The Company has two business segments comprising continuing operations. The first segment is the development and sale of devices which protect data and software from unauthorized use, products that provide access control to computer networks, Internet Websites and virtual private networks and products which accelerate performance of security servers and network equipment (eSecurity Products). The second segment is the development and sale of information security products to provide privacy and security for voice communication and data transmission (Secure Communications Products). All intercompany transactions are accounted for on the same basis as those with third-parties.

        In June 2002, the Company announced that its Spectria segment had experienced rapidly deteriorating business prospects due to a severe decline in IT services infrastructure spending. Consequently, the Company discontinued the operations of Spectria and closed its facility in Long Beach, California. Spectria's results of operations are included in the loss from discontinued operations in the consolidated statements of operations for the three years ended December 31, 2002, 2001 and 2000.

        A summary of the Company's operations by industry segment follows:

	Year Ended December 31, 2002
	eSecurity	Secure Communications	Discontinued Operations	Elimination	Consolidated
	(in thousands)
Revenues:
External customers	$48,818	$77,234	$—	$—	$126,052
Intersegment	29	19	—	(48)	—
Operating income (loss)	(20,937)	12,799	—	—	(8,138)
Interest expense	79	38	—	—	117
Interest income	428	11	—	—	439
Income tax provision	7,935	6,378	—	—	14,313
Capital expenditures	948	878	—		1,826
Identifiable assets	137,354	63,554	138	(89,457)	111,589
Significant non-cash items:
Changes in deferred taxes	16,322	—	—	—	16,322
Provision for excess and obsolete inventory	9,046	1,068	—	—	10,114
Write-off of capitalized and developed software	5,667	—	—	—	5,667
Depreciation and amortization	4,834	3,134	177	—	8,145
Foreign currency transaction loss	609	—	—	—	609
Write-off of goodwill	—	—	12,840	—	12,840
Provision for impairment of assets on discontinued operations	—	—	2,348	—	2,348

	Year Ended December 31, 2001
	eSecurity	Secure Communications	Discontinued Operations	Elimination	Consolidated
	(in thousands)
Revenues:
External customers	$56,388	$66,509	$—	$—	$122,897
Intersegment	—	282	—	(282)	—
Operating income (loss)	(35,833)	10,900	—	—	(24,933)
Interest expense	120	—	—	—	120
Interest income	440	139	—	—	579
Income tax provision (benefit)	(14,635)	5,297	—	—	(9,338)
Capital expenditures	3,272	1,566	33		4,871
Identifiable assets	153,382	58,292	35,908	(101,617)	145,965
Significant non-cash items:
Changes in deferred taxes	(13,178)	—	—	—	(13,178)
Provision for excess and obsolete inventory	6,714	—	—	—	6,714
Warranty provision	2,213	267	—	—	2,480
Provision for doubtful accounts receivables	1,598	346	40	—	1,984
Write-off of capitalized and developed software	2,392	—	—	—	2,392
Unrealized loss on marketable trading securities	3,546	—	—	—	3,546
Depreciation and amortization	7,634	2,618	2,598	—	12,850
Restructuring costs	4,361	—	412	—	4,773
Write-off of Goodwill	—	—	2,539	—	2,539
Asset impairment charge	1,491	—	—	—	1,491
Write-off of long-term investment	—	—	1,206	—	1,206
Foreign currency transaction gain	(765)	—	—	—	(765)
	Year Ended December 31, 2000
	eSecurity	Secure Communications	Discontinued Operations	Elimination	Consolidated
	(in thousands)
Revenues:
External customers	$89,031	$55,392	$—	$—	$144,423
Intersegment	—	2,059	—	(2,059)	—
Operating income (loss)	9,601	12,243	—	—	21,844
Interest expense	128	—	—	—	128
Interest income	744	146	—	—	890
Income tax provision	3,861	4,958	—	—	8,819
Capital expenditures	3,547	541	807	—	4,895
Identifiable assets	223,708	43,945	44,107	(140,551)	171,209
Significant non-cash items:
Changes in deferred taxes	(1,948)	—	—	—	(1,948)
Provision for doubtful accounts receivables	785	—	293	—	1,078
Unrealized gain on marketable trading securities	2,881	—	—	—	2,881
Depreciation and amortization	5,074	1,835	2,148	—	9,057
Asset impairment charge	2,173	—	—	—	2,173

        A summary of the Company's continuing operations and financial position information by geographic area follows:

	For the Year Ended December 31, 2002(1)(3)
	United States	Netherlands	France	United Kingdom	Europe	China	Japan	Asia-Pacific	Elimination	Consolidated
Sales to unaffiliated customers	$102,423	$4,972	$3,135	$3,060	$1,666	$3,753	$3,599	$3,444	$—	$126,052
Transfers between geographic areas	4,717	5,956	241	—	—	417	—	13	(11,344)	—

Revenues	$107,140	$10,928	$3,376	$3,060	$1,666	$4,170	$3,599	$3,457	$(11,344)	$126,052

Operating income (loss)	$(6,554)	$1,849	$(930)	$(1,617)	$(1,096)	$610	$795	$(955)	$(240)	$(8,138)
Long-lived assets	57,625	20,494	4,442	1,052	18,063	791	86	506	(78,559)	24,500
Net assets	76,473	22,958	7,669	3,350	22,914	1,693	2,095	732	(55,504)	82,380
	For the Year Ended December 31, 2001(2)(3)
	United States	Netherlands	France	United Kingdom	Europe	China	Japan	Asia-Pacific	Elimination	Consolidated
Sales to unaffiliated customers	$98,918	$7,532	$3,653	$3,563	$2,213	$3,422	$1,378	$2,218	$—	$122,897
Transfers between geographic areas	11,943	6,419	324	—	—	398	—	—	(19,084)	—

Revenues	$110,861	$13,951	$3,977	$3,563	$2,213	$3,820	$1,378	$2,218	$(19,084)	$122,897

Operating income (loss)	$(22,364)	$2,350	$(1,836)	$(2,129)	$(1,038)	$529	$571	$6	$(1,022)	$(24,933)
Long-lived assets	78,661	21,353	6,006	1,047	88	878	33	365	(59,669)	48,762
Net assets	116,827	22,710	6,631	3,909	3,989	2,250	2,242	(184)	(41,635)	116,739
	For the Year Ended December 31, 2000(2)(3)
	United States	Netherlands	France	United Kingdom	Europe	China	Japan	Asia-Pacific	Elimination	Consolidated
Sales to unaffiliated customers	$111,523	$13,521	$3,697	$4,736	$6,223	$2,616	$—	$2,107	$—	$144,423
Transfers between geographic areas	6,662	9,515	457	—	—	365	—	—	(16,999)	—

Revenues	$118,185	$23,036	$4,154	$4,736	$6,223	$2,981	$—	$2,107	$(16,999)	$144,423

Operating income (loss)	$12,421	$12,082	$(1,926)	$(412)	$(576)	$300	$—	$(47)	$2	$21,844
Long-lived assets	92,755	18,016	7,171	1,044	493	206	—	125	(62,085)	57,725
Net assets	137,531	27,423	7,046	4,566	917	1,158	—	(239)	(38,654)	139,748

(1)
Geographic information for Europe encompasses the Company's operations in Germany while Asia-Pacific encompasses the Company's operations in Taiwan, Australia and India.

(2)
Geographic information for Europe encompasses the Company's operations in Germany and Russia while Asia-Pacific encompasses the Company's operations in Taiwan, Australia and India.

(3)
Geographic information for United States for Long-Lived Assets and Net Assets include discontinued operations relating to Spectria.

        In determining operating income for each geographic area, sales and purchases between geographic areas have been accounted for on the basis of internal transfer prices set by the Company. Identifiable assets are those tangible and intangible assets used in operations in each geographic area.

13.   Supplementary Quarterly Consolidated Financial Data (unaudited)
(in thousands)

        In the second quarter of 2002, the Company discontinued the operations of Spectria and closed its facility in Long Beach, California (see Note 8). Spectria's results of operations are included in the loss from discontinued operations in the accompanying consolidated statements of operations. All prior quarters reflected have been adjusted to conform to the 2002 presentation.

	March 31, 2002	June 30, 2002	September 30, 2002	December 31, 2002
Net sales, as previously reported:
eSecurity Products	$12,053	$12,280	$11,417	$13,068
Secure Communications Products	19,132	18,700	18,926	20,476
Spectria	1,835	—	—	—

	33,020	30,980	30,343	33,544
Discontinued operations	(1,835)	—	—	—

Net sales from continuing operations	$31,185	$30,980	$30,343	$33,544

Gross profit, as previously reported:
eSecurity Products	$5,916	$(6,945)	$7,440	$8,985
Secure Communications Products	3,989	3,593	5,049	6,238
Spectria	501	—	—	—

	10,406	(3,352)	12,489	15,223
Discontinued operations	(501)	—	—	—

Total gross profit from continuing operations	$9,905	$(3,352)	$12,489	$15,223

Income (loss) from continuing operations	$1,274	$(28,959)	$2,455	$2,203
Income (loss) from discontinued operations	(705)	(15,963)	(639)	2,660

Net income (loss)	$569	$(44,922)	$1,816	$4,863

Basic income (loss) per share:
Continuing operations	$0.05	$(1.09)	$0.09	$0.08
Discontinued operations	(0.03)	(0.60)	(0.02)	0.11

Net income (loss)	$0.02	$(1.69)	$0.07	$0.19

Diluted income (loss) per share:
Continuing operations	$0.05	$(1.09)	$0.09	$0.08
Discontinued operations	(0.03)	(0.60)	(0.02)	0.10

Net income (loss)	$0.02	$(1.69)	$0.07	$0.18

	March 31, 2001	June 30, 2001	September 30, 2001	December 31, 2001
Net sales, as previously reported:
eSecurity Products	$17,247	$16,406	$10,305	$12,430
Secure Communications Products	18,648	17,137	14,855	15,869
Spectria	4,305	3,802	2,896	3,361

	40,200	37,345	28,056	31,660
Discontinued operations	(4,305)	(3,802)	(2,896)	(3,361)

Net sales from continuing operations	$35,895	$33,543	$25,160	$28,299

Gross profit, as previously reported:
eSecurity Products	$9,716	$9,101	$(5,787)	$5,337
Secure Communications Products	3,470	4,166	2,963	4,785
Spectria	1,670	1,749	915	1,082

	14,856	15,016	(1,909)	11,204
Discontinued operations	(1,670)	(1,749)	(915)	(1,082)

Total gross profit from continuing operations	$13,186	$13,267	$(2,824)	$10,122

Income (loss) from continuing operations	$(2,285)	$(1,999)	$(16,837)	$2,853
Loss from discontinued operations	(286)	(256)	(3,508)	(1,199)

Net income (loss)	$(2,571)	$(2,255)	$(20,345)	$1,654

Basic income (loss) per share:
Continuing operations	$(0.09)	$(0.08)	$(0.65)	$0.11
Discontinued operations	(0.01)	(0.01)	(0.13)	(0.05)

Net income (loss)	$(0.10)	$(0.09)	$(0.78)	$0.06

Diluted income (loss) per share:
Continuing operations	$(0.09)	$(0.08)	$(0.65)	$0.11
Discontinued operations	(0.01)	(0.01)	(0.13)	(0.05)

Net income (loss)	$(0.10)	$(0.09)	$(0.78)	$0.06

Net income (loss) per share is computed independently for each of the quarters presented and the summation of quarterly amounts may not equal the total net income (loss) per share reported for the year.

 RAINBOW TECHNOLOGIES, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

(unaudited)

	September 30, 2003	December 31, 2002
ASSETS
Current assets:
Cash and cash equivalents	$58,938	$50,922
Marketable available-for-sale and trading securities	269	301
Accounts receivable, net of allowance for doubtful accounts of $674 and $626 in 2003 and 2002, respectively	17,554	19,221
Inventories	12,101	9,308
Income tax receivable	549	5,572
Prepaid expenses and other current assets	5,403	1,765

Total current assets	94,814	87,089
Property, plant and equipment, at cost:
Equipment	23,228	21,981
Buildings	8,551	7,769
Furniture	3,346	2,909
Leasehold improvements	3,633	2,889

	38,758	35,548
Less accumulated depreciation and amortization	25,002	21,628

Net property, plant and equipment	13,756	13,920
Software development costs, net of accumulated amortization of $4,828 and $8,156 in 2003 and 2002, respectively	3,083	3,775
Product licenses, net of accumulated amortization of $6,764 and $5,567 in 2003 and 2002, respectively	1,803	2,944
Intangible assets, net of accumulated amortization of $44 and $34 in 2003 and 2002, respectively	10,537	101
Goodwill	9,843	2,680
Other assets	674	1,080

Total Assets	$134,510	$111,589

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$10,446	$8,138
Accrued payroll and related expenses	6,056	6,602
Warranty reserve	1,521	1,844
Income taxes payable	2,692	1,442
Accrued acquisition costs	5,621	—
Accrued litigation settlement	1,965	—
Accrued expenses and other current liabilities	9,605	6,908

Total current liabilities	37,906	24,934
Long-term accrued restructuring costs	2,094	2,349
Other liabilities	3,318	1,926
Commitments and contingencies (see Note 12)
Stockholders' equity:
Common stock, $.001 par value, 55,000,000 shares authorized, 26,916,973 and 26,268,936 shares issued and outstanding in 2003 and 2002, respectively	27	26
Additional paid-in capital	59,356	58,313
Accumulated other comprehensive income	3,459	348
Retained earnings	28,350	23,693

Total stockholders' equity	91,192	82,380

Total Liabilities and Stockholders' Equity	$134,510	$111,589

See accompanying notes.

 RAINBOW TECHNOLOGIES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

(unaudited)

	Three Months Ended		Nine Months Ended
	September 30, 2003	September 30, 2002	September 30, 2003	September 30, 2002
Revenues:
eSecurity Products	$12,534	$11,417	$37,844	$35,750
Secure Communications Products	22,907	18,926	64,770	56,758

Total revenues	35,441	30,343	102,614	92,508
Operating expenses:
Cost of eSecurity Products	2,865	3,977	12,009	29,339
Cost of Secure Communications Products	17,968	13,877	49,183	44,127
Selling, general and administrative	8,602	7,776	24,484	23,867
Research and development	2,015	2,365	5,956	7,095
Litigation settlement	—	—	3,632	—

Total operating expenses	31,450	27,995	95,264	104,428

Operating income (loss)	3,991	2,348	7,350	(11,920)
Income (loss) on long-term investments and marketable securities	3	(18)	(1,204)	(108)
Change in value for common stock to be issued	(333)	—	(333)	—
Other income (expense), net	(478)	125	250	531

Income (loss) from continuing operations before income taxes	3,183	2,455	6,063	(11,497)
Provision for income taxes	(634)	—	(1,152)	(13,733)

Income (loss) from continuing operations	2,549	2,455	4,911	(25,230)
Loss from discontinued operations, net of applicable taxes	(168)	(639)	(254)	(17,307)

Net income (loss)	$2,381	$1,816	$4,657	$(42,537)

Basic income (loss) per share:
Continuing operations	$0.10	$0.09	$0.18	$(0.95)
Discontinued operations	(0.01)	(0.02)	(0.01)	(0.66)

Net income (loss)	$0.09	$0.07	$0.17	$(1.61)

Diluted income (loss) per share:
Continuing operations	$0.10	$0.09	$0.18	$(0.95)
Discontinued operations	(0.01)	(0.02)	(0.01)	(0.66)

Net income (loss)	$0.09	$0.07	$0.17	$(1.61)

Shares used in computing net income (loss) per share:
Basic	26,808	26,326	26,699	26,479

Diluted	27,869	26,532	27,478	26,479

See accompanying notes.

 RAINBOW TECHNOLOGIES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands)

(unaudited)

	Three Months Ended		Nine Months Ended
	September 30, 2003	September 30, 2002	September 30, 2003	September 30, 2002
Net income (loss)	$2,381	$1,816	$4,657	$(42,537)
Other comprehensive income (loss):
Foreign currency translation adjustment	605	144	2,137	1,628
Unrealized gain (loss) on securities	92	(376)	974	(452)

Other comprehensive income (loss)	697	(232)	3,111	1,176

Comprehensive income (loss)	$3,078	$1,584	$7,768	$(41,361)

See accompanying notes.

 RAINBOW TECHNOLOGIES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

	Nine Months Ended
	September 30, 2003	September 30, 2002
Cash flows from operating activities:
Net income (loss)	$4,657	$(42,537)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Amortization	2,709	3,281
Depreciation	2,913	2,995
Provision (benefit) for doubtful accounts	13	(898)
Minority interest in subsidiary's earnings	176	188
Loss on long-term investments and marketable securities	1,204	108
Provision (benefit) for excess and obsolete inventory	(250)	10,198
Warranty provision	33	409
Litigation settlement	3,632	—
Loss on change in value for common stock to be issued	333	—
Write-off of capitalized and developed software	—	5,436
Write-off of Spectria goodwill	—	12,840
Provision for impairment of assets on discontinued operations	—	2,356
Change in deferred income taxes	—	16,322
Tax benefit of exercise of common stock options	—	295
Write-off of long-term investment	—	260
Changes in operating assets and liabilities, net of effects from acquisitions:
Accounts receivable	4,112	8,803
Inventories	(1,940)	573
Prepaid expenses and other assets	(1,502)	1,246
Accounts payable	1,829	(2,489)
Accrued liabilities	1,081	(1,564)
Income taxes	6,221	(3,169)

Net cash provided by operating activities	25,221	14,653
Cash flows from investing activities:
Purchases of property, plant and equipment	(1,310)	(1,236)
Capitalized software development costs	(842)	(656)
Product licenses and other intangible assets	(682)	(3)
Purchases of marketable available-for-sale securities	(489)	—
Sale of marketable available-for-sale securities	599	—
Net cash paid for acquisition of Chrysalis-ITS, Canada	(15,764)	—
Net cash paid for acquisition of Proteq Ltda., Brazil	(692)	—
Net cash paid for investments	68	5

Net cash used in investing activities	(19,112)	(1,890)
Cash flows from financing activities:
Exercise of common stock options	3,829	3,071
Retirement of common stock	(2,785)	—
Purchase of treasury stock	—	(2,411)
Repayment of long-term debt	(160)	(171)
Cash paid to minority stockholder of Rainbow Technologies K.K., Japan	—	(292)

Net cash provided by financing activities	884	197
Effect of exchange rate changes on cash	1,023	390

Net increase in cash and cash equivalents	8,016	13,350
Cash and cash equivalents at beginning of period	50,922	28,778

Cash and cash equivalents at end of period	$58,938	$42,128

Supplemental schedule of noncash investing and financing activities:

The Company purchased all of the capital stock of Chrysalis for $20.1 million (see Note 4). In conjunction with the acquisition, liabilities were assumed as follows:

Fair value of assets acquired	$25,570
Cash paid for the capital stock	(20,096)

Liabilities assumed	$5,474

See accompanying notes.

 RAINBOW TECHNOLOGIES, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2003

(unaudited)

1.     Description of the Company and Summary of Significant Accounting Policies

The Company

        Rainbow Technologies, Inc. (the Company) develops, manufactures, programs and markets software and internet security products which prevent the unauthorized use of intellectual property, including software programs, provides privacy and security for network communications and develops and manufactures secure communication products for high assurance satellite communications and voice and data links.

Basis of Consolidation

        The accompanying financial statements consolidate the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

        In the opinion of the Company's management, the accompanying condensed consolidated financial statements include all normal recurring adjustments necessary for a fair presentation of the financial position at September 30, 2003 and results of operations for the three and nine months ended September 30, 2003 and 2002. The condensed consolidated financial statements do not include certain footnotes and financial information normally presented annually under accounting principles generally accepted in the United States and, therefore, should be read in conjunction with the Company's December 31, 2002 Annual Report on Form 10-K. Results of operations for the three and nine months ended September 30, 2003 are not necessarily indicative of results to be expected for the full year.

        The Company has subsidiaries in the United Kingdom, Germany, France, Netherlands, India, Australia, China, Taiwan, Japan, Mexico, Brazil, Hong Kong and Canada. Excluding Hong Kong and Canada, the Company utilizes the currencies of the countries where its foreign subsidiaries operate as the functional currency. Balance sheet accounts denominated in foreign currencies are translated at exchange rates as of the date of the balance sheet and income statement accounts are translated at average exchange rates for the period. Translation gains and losses are accumulated as a separate component of Accumulated Other Comprehensive Income within Stockholders' Equity. The Company has adopted local currencies as the functional currencies for these subsidiaries because their principal economic activities are most closely tied to the respective local currencies.

        For its Hong Kong and Canada subsidiaries, the Company utilizes the U.S. dollar as the functional currency as the majority of its transactions are in U.S. dollars. Accordingly, monetary assets and liabilities are remeasured into U.S. dollars at the exchange rate in effect at the balance sheet date. Revenue, expenses, gains and losses are remeasured at the average exchange rate for the period, and non-monetary assets and liabilities are remeasured at historical rates. The resultant remeasurement gains or losses are recognized in the consolidated statements of income.

Basis of Presentation

        In the second quarter of 2002, the Company announced that its Spectria segment had experienced rapidly deteriorating business prospects due to a severe decline in IT services infrastructure spending. Consequently, the Company discontinued Spectria and closed its facility in Long Beach, California. In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," Spectria's results of operations are included in the loss from discontinued operations in the consolidated statements of income for the three and nine months ended September 30, 2003 and 2002 (see Note 14). Unless otherwise indicated, the Notes to Consolidated Financial Statements relate to continuing operations.

        Certain amounts previously reported have been reclassified to conform with the 2003 presentation.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements. Actual results could differ from those estimates. Significant estimates made in preparing these financial statements include the allowance for doubtful accounts, the reserve for excess and obsolete inventory, goodwill realizability, accrued warranty costs, restructuring costs, the valuation allowance for deferred tax assets and total estimated contract costs associated with billed and unbilled contract revenue.

Marketable Securities

        All investment securities are considered to be either trading or available-for-sale and are carried at fair value. Management determines the classification of its investments in marketable securities at the time of purchase and re-evaluates its appropriateness at each balance sheet date. Securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and carried at fair value with the unrealized gains and losses included in earnings. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of Accumulated Other Comprehensive Income within Stockholders' Equity.

        Included in Marketable Securities at September 30, 2003 and December 31, 2002 were trading securities of $42,000 and $25,000, respectively, and available-for-sale securities of $0.2 million and $0.3 million, respectively.

Stock Option Plans

        The Company follows the disclosure-only provisions of SFAS 123, "Accounting for Stock-Based Compensation," as amended, and, accordingly, accounts for its stock-based compensation plans using the intrinsic value method under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations.

        For purposes of pro forma disclosures, the following table illustrates the effect on net income (loss) and income (loss) per share, had compensation expense for the employee stock-based plans been recorded based on the fair value method under SFAS 123:

	Three Months Ended		Nine Months Ended
	September 30, 2003	September 30, 2002	September 30, 2003	September 30, 2002
	(in thousands, except per share amounts)
Net income (loss), as reported	$2,381	$1,816	$4,657	$(42,537)
Deduct: total stock-based employee compensation expense determined under fair value based method, net of related tax effects	(1,030)	(1,647)	(3,478)	(5,246)

Net income (loss), as adjusted	$1,351	$169	$1,179	$(47,783)

Basic income (loss) per share:
As reported	$0.09	$0.07	$0.17	$(1.61)
As adjusted	$0.05	$0.01	$0.04	$(1.80)
Diluted income (loss) per share:
As reported	$0.09	$0.07	$0.17	$(1.61)
As adjusted	$0.05	$0.01	$0.04	$(1.80)

Accrued Litigation Settlement

        The Company applies the provisions of Emerging Issues Task Force (EITF) 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock" to its accrued litigation settlement balance (see Note 12) included in the accompanying condensed consolidated balance sheet. As a result, increases or decreases in the fair value of the Company's common stock will result in an increase or a decrease in the accrued litigation settlement balance with a corresponding impact to non-operating income or expense. For the quarter ended September 30, 2003, the Company recorded non-operating expense of $333,000 to reflect the increase in the Company's common stock fair value.

2.     Earnings per share

        Basic earnings per share is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share is computed by dividing net income available to common stockholders by the weighted average number of common and common equivalent shares outstanding for the period, which includes the additional dilution related to conversion of stock options as computed under the treasury stock method.

        The following table presents reconciliation of the denominator for the basic EPS computation to the denominator of the diluted EPS computation:

	Three Months Ended		Nine Months Ended
	September 30, 2003	September 30, 2002	September 30, 2003	September 30, 2002
	(in thousands)
Weighted average shares used for basic EPS computation	26,808	26,326	26,699	26,479
Effect of dilutive stock options	1,061	206	779	—

Weighted average shares used for the diluted EPS computation	27,869	26,532	27,478	26,479

        For the nine months ended September 30, 2002, the Company incurred losses and, therefore, all stock options were anti-dilutive and not included in the calculation of diluted earnings per share. The antidilutive shares excluded from the dilutive computation for the three months ended September 30, 2003 and 2002 were 1,062,000 and 3,753,000, respectively.

3.     Government contracts

        The Company is both a prime contractor and subcontractor under fixed-price and cost reimbursement contracts with the U.S. Government (Government). At the commencement of each contract or contract modification, the Company submits pricing proposals to the Government to establish indirect cost rates applicable to such contracts. These rates, after audit and approval by the Government, are used to settle costs on contracts completed during the previous year.

        To facilitate interim billings during the performance of its contracts, the Company establishes provisional billing rates, which are used in recognizing contract revenue and contract accounts receivable. The provisional billing rates are adjusted to actual at year-end and are subject to adjustment after Government audit.

4.     Acquisitions

        On September 5, 2003, the Company acquired all of the outstanding shares of Chrysalis-ITS, Inc. ("Chrysalis") for a total purchase price of $20.1 million, which consisted of $20.0 million in cash and $0.1 million in direct and incremental costs for the acquisition. The results of operations of Chrysalis have been included in the Company's consolidated financial statements since the date of acquisition. Chrysalis, based in Ottawa, Canada, is a leading vendor of hardware security modules, servers and appliances to secure and accelerate applications including electronic financial transactions, SSL-based Web applications, smart card issuance, online credit card validation, electronic document security, digital identity and XML transactions. The Company believes that its product lines and Chrysalis', while focused on different security needs, will make complex security easy to implement, deploy and use. The Chrysalis products are focused on the PKI and SSL-based web application markets and represent a complementary fit with the Company's products.

        In accordance with SFAS No. 141, "Business Combinations" (SFAS 141), this acquisition was accounted for using the purchase method of accounting. The total purchase price has been allocated to the acquired tangible and intangible assets, and liabilities, based on their estimated fair values with the balance allocated to goodwill. Accordingly, the Company recorded goodwill of $6.3 million, which represents the excess of the purchase price over the fair value of the tangible and identifiable intangible assets acquired and liabilities assumed. The goodwill was assigned to the eSecurity segment.

        The amount allocated to the intangible assets was determined using discounted cash flows for the contract and maintenance relationships, an average of the resultant value from applying the cost and income approach for the developed technology, and the relief from royalty method for the acquired tradename/trademark. The estimated useful lives for each of the acquired intangible assets is provided below:

Developed technology	7 years
Maintenance relationships	5 years
Tradename/trademark	5 years
Existing maintenance contracts	6 months

        The following table summarizes the estimated fair value of the assets and liabilities assumed at the date of the acquisition:

(in thousands)
Cash and cash equivalents	$4,332
Accounts receivable	1,872
Inventories	486
Prepaid expenses and other current assets	2,050
Property, plant and equipment	890
Goodwill	6,290
Intangible assets, subject to amortization	9,650

Total assets acquired	25,570

Accounts payable	(328)
Accrued payroll and related expenses	(539)
Accrued expenses and other current liabilities	(3,481)
Other long-term liabilities	(1,126)

Total liabilities assumed	(5,474)

Net assets acquired	$20,096

        The following unaudited consolidated pro forma information presents the combined results of operations as if Chrysalis acquisition had occurred at the beginning of the respective periods presented and include the estimated amortization of intangibles. The unaudited pro forma information is not necessarily indicative of the results of operations of the combined company had the acquisition occurred at the beginning of the periods presented, nor is it necessarily indicative of future results of operations of the combined entities.

	Three Months Ended		Nine Months Ended
	September 30, 2003	September 30, 2002	September 30, 2003	September 30, 2002
	(in thousands, except per share amounts)
Revenues	$36,992	$32,269	$108,919	$98,349
Income (loss) from continuing operations	(515)	1,621	1,419	(27,188)
Net income (loss)	(683)	982	1,165	(44,495)
Basic income (loss) per share:
Continuing operations	$(0.02)	$0.06	$0.05	$(1.02)
Discontinued operations	(0.01)	(0.02)	(0.01)	(0.66)

Net income (loss)	$(0.03)	$0.04	$0.04	$(1.68)

Diluted income (loss) per share:
Continuing operations	$(0.02)	$0.06	$0.05	$(1.02)
Discontinued operations	(0.01)	(0.02)	(0.01)	(0.66)

Net income (loss)	$(0.03)	$0.04	$0.04	$(1.68)

        On April 28, 2003, the Company acquired all products, manufacturing and distribution facilities of Proteq Ltda., Sao Paulo ("Proteq") for an estimated purchase price of $0.9 million in cash. Proteq, based in Sao Paulo, Brazil, is a leading provider of software security tokens in Brazil and the southern cone of South America. This acquisition expands the Company's presence in Latin America and with Proteq's manufacturing facility. In connection with this acquisition, the Company recorded goodwill of $0.7 million that was assigned to the Company's eSecurity segment. The results of operations of Proteq are included in the Company's consolidated financial statements from the date of acquisition. Pro forma results of operations have not been presented for this acquisition because the effects of this acquisition were not material to the Company's results.

5.     Inventories

        Inventoried costs relating to long-term contracts are stated at actual production costs, including pro-rata allocations of factory overhead and general and administrative costs incurred-to-date, reduced by amounts identified with revenue recognized on units delivered. The costs attributed to units delivered under such long-term contracts are based on the estimated average cost of all units expected to be produced.

        Inventories, other than inventoried costs relating to long-term contracts, are stated at the lower of cost (first-in, first-out basis) or market.

        Inventories consist of the following:

	September 30, 2003	December 31, 2002
	(in thousands)
Raw materials	$7,738	$8,095
Work in process	814	1,662
Finished goods	2,735	3,573
Inventoried costs relating to long-term contracts, net of amounts attributed to revenues recognized to date	8,594	5,158
Reserve for excess and obsolete inventory	(7,780)	(9,180)

	$12,101	$9,308

6.     Goodwill

        Goodwill represents the excess of purchase price over the estimated fair value of assets acquired. Goodwill is tested for impairment annually and whenever events or circumstances occur which might indicate that goodwill is impaired. The first step of the impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying value, including goodwill. If the fair value of a reporting unit exceeds its carrying value, goodwill of the reporting unit is considered not impaired. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test shall be performed to measure the amount of impairment loss. The second step of goodwill impairment test, used to measure the amount of impairment loss, compares the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss will be recognized in an amount equal to that excess. The Company has completed its annual impairment testing during the quarter ended September 30, 2003 and no changes to the carrying value of goodwill were made in accordance with SFAS 142, "Goodwill and Other Intangible Assets." The Company intends to perform its annual goodwill impairment test in subsequent years during the third quarter of each respective year.

        In September 2003, the Company acquired Chrysalis, a leading vendor of hardware security modules, servers and appliances to secure and accelerate applications including electronic financial transactions, SSL-based Web applications, smart card issuance, online credit card validation, electronic document security, digital identity and XML transactions. The Chrysalis business is reported as part of the eSecurity segment.

        The following table presents changes in the carrying amount of goodwill for the nine months ended September 30, 2003:

	eSecurity	Secure Communications	Total
	(in thousands)
Balance at December 31, 2002	$1,555	$1,125	$2,680
Acquisitions	7,002	—	7,002
Translation adjustment	161	—	161

Balance at September 30, 2003	$8,718	$1,125	$9,843

7.     Intangible assets

        Intangible assets are recorded at estimated fair values and amortized using the straight-line method. It includes developed technology, trademark and customer-related intangible assets, which were mainly acquired through the acquisition of Chrysalis and IAS investment (see Notes 4 and 11). Total amortization expense for the three and nine months ended September 30, 2003 for intangible assets subject to amortization, were $0.2 million and $1.0 million, respectively. Total amortization expense for the three and nine months ended September 30, 2002 for intangible assets subject to amortization, were $0.8 million and $1.5 million, respectively.

        The following table presents details of the Company's intangible assets that are subject to amortization:

	September 30, 2003			December 31, 2002
	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
	(in thousands)
Product licenses	$8,567	$(6,764)	$1,803	$8,511	$(5,567)	$2,944
Intangible assets:
Developed technology	8,300	—	8,300	—	—	—
Maintenance relationships	1,000	—	1,000	—	—	—
Tradename/trademark	848	(37)	811	48	(30)	18
Existing maintenance contracts	350	—	350	—	—	—
Other intangible assets	83	(7)	76	87	(4)	83

Total	$19,148	$(6,808)	$12,340	$8,646	$(5,601)	$3,045

        At September 30, 2003, the amortization of the remaining balance of intangible assets of $12.3 million will be $0.9 million for the remainder of 2003. The amortization for each of the fiscal years 2004, 2005, 2006, 2007, 2008 and thereafter will be $2.9 million, $1.6 million, $1.6 million, $1.5 million, $1.5 million and $2.3 million, respectively.

        SFAS 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based upon the Company's product development process, technological feasibility is established upon completion of a working model. Amortization of capitalized software development costs commences when the products are available for general release to customers and are determined using the straight-line method over the expected useful lives of the respective products. Software development costs are written-off when projects are abandoned or when the estimated cash flows from a product are not expected to be sufficient to recover the capitalized software development costs. Total amortization expense for the three and nine months ended September 30, 2003 for software development costs were $0.8 million and $1.7 million, respectively. Total amortization expense for the three and nine months ended September 30, 2002 for software development costs were $0.2 and $1.8 million, respectively.

        The following table presents details of the Company's software development costs that are subject to amortization:

	September 30, 2003			December 31, 2002
	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
	(in thousands)
Software development costs	$7,911	$(4,828)	$3,083	$11,931	$(8,156)	$3,775

        At September 30, 2003, the amortization of the remaining balance of software development costs of $3.1 million will be $0.4 million for the remainder of 2003. The amortization for each of the fiscal years 2004, 2005 and 2006 will be $1.7 million, $0.5 million and $0.1 million, respectively. At September 30, 2003, the Company had $0.4 million of unamortized software development costs for which amortization had not commenced. Amortization of software development costs commences when the products are available for general release to customers.

8.     Income taxes

        The effective tax rates from continuing operations for the three and nine months ended September 30, 2003 were 20% and 19%, respectively. The effective tax rate for 2003 was different from the statutory rate of 35% primarily due to the release of the Company's federal valuation allowance which reduced income tax expense for the three and nine months ended September 30, 2003. During 2002, the Company recorded income tax expense from continuing operations of $13.7 million, which included a valuation allowance of $11.6 million in accordance with SFAS 109, "Accounting for Income Taxes."

        The Company records a valuation allowance to reduce its deferred tax assets to the amount that it believes is more likely than not to be realized. In assessing the need for a valuation allowance, the Company considers all positive and negative evidence, including reversals of existing deferred tax liabilities, estimated future taxable income, prudent and feasible tax planning strategies, and recent financial performance. As a result of recent cumulative losses and the full utilization of the Company's loss carryback potential, the Company had concluded that a full valuation allowance against its net deferred tax assets at December 31, 2002 was appropriate.

9.     Warranty

        The Company warrants its products for periods of ninety days to two years. The standard warranties require the Company to repair or replace defective products returned at no cost to the customer. The Company records an estimate for warranty related costs based on amounts required to cover warranty expense on products sold and actual historical return rates at the time revenue is recognized. While warranty costs have historically been within management's expectations and the provisions established, the Company cannot guarantee that it will continue to experience the same warranty return rates as in the past. A significant increase in product return rates could have a material adverse effect on the Company's operating results for the period in which such returns materialize. During the third quarter ended September 30, 2003, the Company recorded $0.7 million change in estimate for its warranty accrual.

        The following details the Company's warranty reserve:

	Balance at January 1,	Additions Charged to Costs and Expenses	Payments	Changes in Estimate Charged to Costs and Expenses	Balance at September 30,
	(in thousands)
2003	$1,844	$617	$(356)	$(584)	$1,521
2002	$2,417	$311	$(565)	$98	$2,261

10.   Industry segments

        The Company has two business segments comprising continuing operations. The first segment focuses on commercial security products, including solutions for reliable identity, secure internet and wireless transaction acceleration, licensing solutions for software publishers and easy to deploy Web security solutions (eSecurity segment). The second segment provides products and services for enterprise, government and defense applications for products providing security for classified information, for products providing personal identity authentification for government and defense applications, and custom design services for enterprises, government and defense applications requiring either extraordinary performance and/or security (Secure Communications segment).

        The following table presents identifiable assets and operating income (loss) for each of the Company's operating segments:

	September 30, 2003	December 31, 2002
	(in thousands)
Identifiable assets, after applicable eliminations:
eSecurity	$113,289	$90,699
Secure Communications	21,221	20,890

Consolidated	$134,510	$111,589

	Three Months Ended		Nine Months Ended
	September 30, 2003	September 30, 2002	September 30, 2003	September 30, 2002
	(in thousands)
Revenues:
eSecurity	$12,534	$11,417	$37,844	$35,750
Secure Communications	22,907	18,926	64,770	56,758

Consolidated revenues	$35,441	$30,343	$102,614	$92,508

Operating income (loss):
eSecurity	$414	$(1,203)	$(1,883)	$(21,026)
Secure Communications	3,577	3,551	9,233	9,106

Consolidated operating income (loss)	$3,991	$2,348	$7,350	$(11,920)

        There were no intercompany revenues for the three and nine months ended September 30, 2003 while intercompany revenues for the three and nine months ended September 30, 2002 were $1,000 and $18,000, respectively. Intercompany revenues are generated by the Secure Communications segment.

11.   Recent accounting pronouncements

        In May 2003, the Emerging Issues Task Force (EITF) of the Financial Accounting Standards Board (FASB) finalized revisions to EITF 00-21, "Revenue Arrangements with Multiple Deliverables," on which it had reached a consensus in November 2002. EITF 00-21 addresses certain aspects of the accounting for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. Under EITF 00-21, revenue arrangements with multiple deliverables should be divided into separate units of accounting if the deliverables meet certain criteria, including whether the fair value of the delivered items can be determined and whether there is evidence of fair value of the undelivered items. In addition, the consideration should be allocated among the separate units of accounting based on their fair values, and the applicable revenue recognition criteria should be considered separately for each of the separate units of accounting. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF 00-21 did not have a material impact on the Company's consolidated financial condition or results of operations.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" (SFAS 150). This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 requires that certain financial instruments, which under previous guidance were accounted for as equity, must now be accounted for as liabilities (or an asset in some circumstances). The financial instruments affected include mandatorily redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period after June 15, 2003. The adoption of SFAS 150 did not have a material impact on the Company's consolidated financial condition or results of operations.

        In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). FIN 46 requires the primary beneficiary of a variable interest entity (VIE) to consolidate the entity and also requires majority and significant variable interest investors to provide certain disclosures. A VIE is an entity in which the equity investors do not have a controlling interest, equity investors participate in losses or residual interests of the entity on a basis that differs from its ownership interest, or the equity investment at risk is insufficient to finance the entity's activities without receiving additional subordinated financial support from the other parties. For arrangements entered into with VIEs created prior to January 31, 2003, the provisions of FIN 46 are required to be adopted at the beginning of the first interim or annual period beginning after December 15, 2003. For all arrangements entered into with new VIEs created after January 31, 2003, the provisions of FIN 46 were effective July 1, 2003. Pursuant to the requirements of this interpretation, the Company consolidated the following entity:

  On August 1, 2003, The Company's Secure Communications business and Trusted Ware Systems, Inc. formed a Limited Liability Corporation called IAS, L.L.C. The IAS, L.L.C. charter was created to develop emerging trusted computing technologies and products for the US Government. Since inception, the Company made cash contribution of $0.3 million for a 30% interest. Profits and losses are allocated to both companies based upon each company's interest. At September 30, 2003, the carrying value of $0.8 million is included in intangible assets, on the accompanying condensed consolidated balance sheet of the Company.

12.   Legal proceedings

        In July 1998, a patent infringement claim was filed against the Company. The complaint sought unspecified monetary damages. The Company filed a motion for summary judgment of non-infringement that was decided by the District Court in favor of the Company in December 2000. That decision was appealed and on April 3, 2002, the United States Court of Appeals issued an opinion that modified the trial court's construction of the patent claims in certain respects, revised the summary judgment and remanded the case to the trial court for further proceedings. On May 1, 2003, after remand, the District Court granted another motion for summary judgment of non-infringement brought by the Company, thereby removing half of the products at issue from litigation and granted a motion for summary judgment re: damages, thereby limiting any recovery by the plaintiff to a reasonable royalty. The patent-in-suit expired in June 30, 2003, thereby removing the threat of any injunction against the Company from the litigation. On July 15, 2003, pursuant to court order, the Company entered into a Settlement Agreement. The settlement expense of $3.6 million was included in the results of operations during the quarter ended June 30, 2003 (see Note 1).

        The Company is also involved in other legal proceedings and claims arising in the ordinary course of business. The Company believes that the outcome of all current litigation will not have a material adverse effect on its business, financial condition, cash flows or results of operations.

13.   Restructuring

        In the third quarter of 2001, the Company restructured and consolidated its Digital Rights Management and iVEA operations (eSecurity segment), resulting in a net staff reduction of 97 employees across all employee groups, primarily in the U.S. and recorded restructuring charges of $5.8 million. In the third quarter of 2003, the Company recorded additional liability of $0.2 million, as a result of revised estimates due to the amendment to a lease agreement of one of its Irvine facilities.

        The following table summarizes the Company's restructuring costs and activities in the restructuring reserves:

	Facilities and Equipment	Severance	Total
	(in thousands)
Charged to costs and expenses at September 30, 2001	$4,699	$1,131	$5,830
Cash payments	(538)	(931)	(1,469)

Restructuring balance, December 31, 2001	4,161	200	4,361
Cash payments	(1,348)	(200)	(1,548)

Restructuring balance, December 31, 2002	2,813	—	2,813
Cash payments	(446)	—	(446)
Additions	160	—	160

Restructuring balance, September 30, 2003	$2,527	$—	$2,527

        The current portion of the restructuring reserve of $0.4 million relating to office space reduction is recorded in accrued expenses and other current liabilities while the long-term portion of the reserve of $2.1 million is shown separately as long-term accrued restructuring costs, on the accompanying condensed consolidated balance sheets. The remaining balance of the restructuring liability relate to a certain lease obligation expiring in December 2005.

14.   Discontinued operations

        The revenues and loss from discontinued operations for the three and nine months ended September 30, 2003 and 2002 related to the disposal of Spectria are as follows:

	Three Months Ended		Nine Months Ended
	September 30, 2003	September 30, 2002	September 30, 2003	September 30, 2002
	(in thousands)
Revenues	$—	$434	$19	$3,179
Loss from discontinued operations	$(168)	$(639)	$(254)	$(17,307)

        The loss from discontinued operations for the three months ended September 30, 2003 was due to additional expense incurred by the Company as a result of its Long Beach facility lease buyout.

        The assets and liabilities of Spectria at September 30, 2003 and December 31, 2002 consisted of the following:

	September 30, 2003	December 31, 2002
	(in thousands)
Cash and accounts receivable	$103	$98
Other assets	4	40

Total assets of discontinued operations	$107	$138

Other liabilities	$195	$1,156
Accrued payroll and related expenses	—	2

Total liabilities of discontinued operations	$195	$1,158

15.   Subsequent Events

        On October 22, 2003, the Company and SafeNet, Inc. ("SafeNet"), issued a joint press release announcing the execution of an Agreement and Plan of Reorganization (the "Merger Agreement"). In accordance with the Merger Agreement, a wholly-owned subsidiary of SafeNet will merge with and into the Company and each issued and outstanding share of the Company's common stock will be exchanged for 0.374 shares of SafeNet common stock, or approximately 11.1 million shares on a fully diluted basis, which will represent approximately 43% of the outstanding stock of the combined company after closing of the transaction. The consummation of the merger is subject to stockholders approval by both companies and appropriate regulatory review and approval.

UNAUDITED COMBINED CONDENSED PRO FORMA FINANCIAL INFORMATION

        The Unaudited Combined Condensed Pro Forma Statements of Operations combine the historical consolidated statements of operations of SafeNet and Rainbow Technologies as if the merger had occurred on January 1, 2002. The Unaudited Combined Condensed Pro Forma Statements of Operations for the year ended December 31, 2002 and the nine months ended September 30, 2003 also include the effect of SafeNet's previous acquisition of Cylink Corporation, which occurred on February 5, 2003. The Unaudited Combined Condensed Pro Forma Balance Sheet combines the historical consolidated balance sheet of SafeNet and the historical consolidated balance sheet of Rainbow Technologies, giving effect to the merger as if it had occurred on September 30, 2003. SafeNet has adjusted the historical consolidated financial information to give effect to pro forma events that are (1) directly attributable to the merger, (2) factually supportable, and (3) with respect to the statements of operations, expected to have a continuing impact on the combined results.

        You should read this information in conjunction with the:

  •
  Accompanying notes to the Unaudited Combined Condensed Pro Forma Financial Information;

  •
  Separate historical unaudited financial statements of SafeNet as of and for the nine months ended September 30, 2003 included in SafeNet's Quarterly Report on Form 10-Q for the nine month period ended September 30, 2003, which is incorporated by reference into this prospectus;

  •
  Separate historical financial statements of SafeNet as of and for the year ended December 31, 2002 included in SafeNet's Annual Report on Form 10-K/A for the year ended December 31, 2002, which is incorporated by reference into this prospectus;

  •
  Separate pro forma financial statements of SafeNet for the year ended December 31, 2002 to reflect the acquisition of Cylink as if it occurred on January 1, 2002, included in SafeNet's Current Report on Form 8-K dated February 5, 2003 and filed with the Securities and Exchange Commission on April 21, 2003, which is incorporated by reference into this prospectus;

  •
  Separate historical unaudited financial statements of Rainbow Technologies as of and for the nine months ended September 30, 2003, which is included in this prospectus;

  •
  Separate historical financial statements of Rainbow Technologies as of and for the year ended December 31, 2002, which is included in this prospectus.

        The unaudited combined condensed pro forma financial information is presented for informational purposes only. The pro forma information is not necessarily indicative of what the financial position or results of operations actually would have been had the mergers been completed at the dates indicated. In addition, the unaudited pro forma combined condensed financial information does not purport to project the future financial position or operating results of the combined company.

        The unaudited combined condensed pro forma financial information was prepared using the purchase method of accounting with SafeNet treated as the acquiror. Accordingly, SafeNet's cost to acquire Rainbow Technologies will be allocated to the assets acquired and the liabilities assumed based upon their estimated fair values as of the date of acquisition. The allocation is dependent upon certain valuations and other studies that have not progressed to a stage where there is sufficient information to make a definitive allocation. Accordingly, the purchase price allocation and pro forma adjustments have been made solely for the purpose of providing unaudited combined condensed financial information. A final determination of the fair values of Rainbow Technologies' assets and liabilities will be based on the actual net tangible and intangible assets of Rainbow Technologies that exist as of the date of completion of the merger. Following the consummation of the merger, SafeNet will obtain the financial and non-financial information required to perform the necessary analyses and valuations and such final valuations could change significantly from those used in the combined condensed pro forma financial data presented below. SafeNet intends to finalize the valuations and the allocation of the purchase price within a six-month period from the date of consummation of the merger.

 SAFENET, INC. AND SUBSIDIARIES
UNAUDITED COMBINED CONDENSED PRO FORMA BALANCE SHEET
AS OF SEPTEMBER 30, 2003
(dollars in thousands)

	Historical SafeNet	Historical Rainbow Technologies	Pro Forma Adjustments	Notes	Combined Pro Forma
Assets
Current Assets:
Cash and cash equivalents	$108,180	$58,938	$—		$167,118
Short-term investments	16,800	269	—		17,069
Accounts receivable, net	10,791	17,554	—		28,345
Income taxes receivable	—	549	—		549
Insurance proceeds receivable	—	—	—		—
Inventories, net	1,414	12,101	—		13,515
Prepaid expenses and other current assets	1,503	5,403	—		6,906

Total current assets	138,688	94,814	—		233,502
Equipment and leasehold improvements, net	2,998	13,756	—		16,754
Goodwill	38,470	9,843	264,390	a,b,d,e,g	312,703
Other intangibles, net	15,475	15,423	154,577	a	185,475
Other assets	889	674	—		1,563

	$196,520	$134,510	$418,967		$749,997

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$2,491	$10,446	$—		$12,937
Accrued salaries and commissions	3,460	6,056	—		9,516
Accrued acquisition costs	—	5,621	—		5,621
Accrued litigation settlement	—	1,965	—		1,965
Warranty reserve	259	1,521	—		1,780
Other accrued expenses	3,443	9,605	12,290	c,d,e	25,338
Income taxes payable	1,038	2,692	—		3,730
Deferred income taxes	2,607	—	22,836	g	25,443
Advance payments and deferred revenue	3,120	—	—		3,120

Total current liabilities	16,418	37,906	35,126		89,450

Long term liabilities:
Long-term accrued restructuring costs	—	2,094	—		2,094
Other liabilities	—	3,318	—		3,318
Deferred income taxes	2,677	—	45,671	g	48,348
Unfavorable lease liability	4,353	—	—		4,353

Total long-term liabilities	7,030	5,412	45,671		58,113

Stockholders' equity:
Preferred stock	—	—	—		—
Common stock	133	27	74	a,b	234
Additional paid-in capital	199,498	59,356	378,273	a,b,c,f	637,127
Unearned compensation	—	—	(8,368)	f	(8,368)
Retained earnings (deficit)	(30,405)	28,350	(28,350)	b	(30,405)
Accumulated other comprehensive income	3,846	3,459	(3,459)	b	3,846

Net stockholders' equity	173,072	91,192	338,170		602,434

	$196,520	$134,510	$418,967		$749,997

See accompanying notes to unaudited pro forma combined condensed financial statements.

 SAFENET, INC. AND SUBSIDIARIES
UNAUDITED COMBINED CONDENSED PRO FORMA STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2002
(in thousands, except per share amounts)

	Historical SafeNet	Historical Cylink	Pro Forma Adjustments	Notes	Pro Forma SafeNet	Historical Rainbow Technologies	Pro Forma Adjustments	Notes	Combined Pro Forma
Revenues	$32,235	$27,524	$—		$59,759	$126,052	$—		$185,811
Cost of revenues	8,963	11,672	836	(1),(2)	21,471	91,787	31,002	(7), (8)	144,260

Gross profit	23,272	15,852	(836)		38,288	34,265	(31,002)		41,551

Research and development expenses	8,504	10,511	—		19,015	8,923	(105)	(7)	27,833
Sales and marketing expenses	7,341	9,876	—		17,217	18,299	—		35,516
General and administrative expense	4,108	7,876	—		11,984	15,181	(1,794)	(7)	25,371
Write-off of acquired in-process research and development	3,375	—	—		3,375	—	—		3,375
Amortization of acquired intangible assets	1,488	180	3,850	(1),(2)	5,518	—	23,333	(8)	28,851
Impairment of goodwill	—	6,222	—		6,222	—	—		6,222
Non-cash compensation expense	—	—	—		—	—	3,357	(9)	3,357
Restructuring charge	—	4,935	—		4,935	—	—		4,935

Total operating expenses	24,816	39,600	(3,850)		68,266	42,403	24,791		135,460

Operating loss	(1,544)	(23,748)	(4,686)		(29,978)	(8,138)	(55,793)		(93,909)
Interest and other income, net	669	(75)	—		594	(576)	—		18

Loss from continuing operations before income taxes	(875)	(23,823)	(4,686)		(29,384)	(8,714)	(55,793)		(93,891)
Income tax benefit (expense)	90	288	2,813	(3)	3,191	(14,313)	22,483	(10)	11,361

Loss from continuing operations	$(785)	$(23,535)	$(1,873)		$(26,193)	$(23,027)	$(33,310)		$(82,530)

Loss from continuing operations per common share:
Basic	$(0.10)	$(0.71)			$(2.79)	$(0.87)			$(4.31)

Diluted	$(0.10)	$(0.71)			$(2.79)	$(0.87)			$(4.31)

Shares used in computation:
Basic	7,730	32,948			9,374	26,419			19,157

Diluted	7,730	32,948			9,374	26,419			19,157

See accompanying notes to unaudited pro forma combined condensed financial statements.

SAFENET, INC. AND SUBSIDIARIES

UNAUDITED COMBINED CONDENSED PRO FORMA STATEMENT OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 2003

(in thousands, except per share amounts)

	Historical SafeNet	Historical Cylink	Pro Forma Adjustments	Notes	Pro Forma SafeNet	Historical Rainbow Technologies	Pro Forma Adjustments	Notes	Combined Pro Forma
Revenues	$47,032	$2,204	$—		$49,236	$102,614	$—		$151,850
Cost of revenues	13,126	1,943	382	(4),(5)	15,451	61,192	23,934	(11),(12)	100,577

Gross profit	33,906	261	(382)		33,785	41,422	(23,934)		51,273

Research and development expenses	11,310	929	—		12,239	5,956	(71)	(11)	18,124
Sales and marketing expenses	10,571	932	—		11,503	12,183	(22)	(11)	23,664
General and administrative expense	4,857	2,071	—		6,928	12,301	(1,288)	(11)	17,941
Amortization of acquired intangible assets	3,349	15	308	(4),(5)	3,672	—	17,500	(12)	21,172
Write-off of acquired in-process research and development costs	9,681	—	—		9,681	—			9,681
Cost of integration of acquired companies	3,127	—	—		3,127	—	—		3,127
Non-cash compensation expense	—	—	—		—	—	2,531	(13)	2,531
Litigation settlement	—	—	—		—	3,632	—		3,632

Total operating expenses	42,895	3,947	308		47,150	34,072	18,650		99,872

Operating income (loss)	(8,989)	(3,686)	(690)		(13,365)	7,350	(42,584)		(48,599)
Interest and other income, net	416	(36)	—		380	(1,287)	—		(907)

Income (loss) from continuing operations before income taxes	(8,573)	(3,722)	(690)		(12,985)	6,063	(42,584)		(49,506)
Income tax benefit (expense)	(1,607)	—	(175)	(6)	(1,782)	(1,152)	17,161	(14)	14,227

Income (loss) from continuing operations	$(10,180)	$(3,722)	$(865)		$(14,767)	$4,911	$(25,423)		$(35,279)

Income (loss) from continuing operations per common share:
Basic	$(0.95)				$(1.35)	$0.18			$(1.70)

Diluted	$(0.95)				$(1.35)	$0.18			$(1.70)

Shares used in computation:
Basic	10,700				10,921	26,699			20,740
Diluted	10,700				10,921	27,478			20,740

See accompanying notes to unaudited pro forma combined condensed financial statements.

 NOTES TO UNAUDITED COMBINED CONDENSED PRO FORMA FINANCIAL STATEMENTS

(amounts in thousands, except per share amounts)

Note 1    The Merger with Rainbow Technologies

        The merger agreement requires SafeNet to issue to the Rainbow Technologies stockholders 0.374 of a share of SafeNet common stock for each share of Rainbow Technologies common stock outstanding when the merger closes. SafeNet will not issue fractional shares in the merger. As a result, the total number of shares of SafeNet common stock that each Rainbow Technologies stockholder will receive in the merger will be rounded down to the nearest whole number, and each Rainbow Technologies stockholder will receive a cash payment for the remaining fraction of a share of SafeNet common stock that he or she would otherwise receive, if any, based on the market value of SafeNet common stock at the close of business at the date immediately prior to the date the merger becomes effective.

        SafeNet will also assume all outstanding vested and unvested stock options held by Rainbow Technologies employees. The merger will be treated as a purchase by SafeNet under accounting principles generally accepted in the United States. SafeNet will be considered the acquiring entity for accounting purposes based on the following considerations: (1) the shareholders of SafeNet will hold approximately 57% of the outstanding securities of the combined entity; (2) after the merger, the board of directors of the combined company will consist of eight members, including six current members of SafeNet's board of directors and two current members of Rainbow Technologies' board of directors; (3) the management and administration of the combined company will be conducted primarily by current personnel of SafeNet; and (4) the terms of the exchange of equity securities provides for SafeNet to pay a premium over the market value of the equity securities of Rainbow Technologies.

        Under the purchase method, the purchase price for accounting purposes is calculated using the fair market value of the SafeNet common stock issued to Rainbow Technologies stockholders, plus the value of Rainbow Technologies' stock options assumed by SafeNet and estimated acquisition related costs. A preliminary estimate of the purchase price for Rainbow Technologies is as follows:

Number of shares of Rainbow Technologies common stock outstanding as of September 30, 2003	26,917
Number of shares of Rainbow Technologies common stock to be issued as of September 30, 2003	215

27,132
Exchange ratio	0.374

Number of shares of SafeNet common stock to be issued	10,147
Multiplied by SafeNet's average stock price for the period three days before through three days after the signing of the merger agreement	$36.40

Estimated fair value of SafeNet's common stock to be issued	$369,364
Estimated fair value of Rainbow Technologies' stock options to be assumed by SafeNet	60,332
Estimated acquisition related costs to be incurred by SafeNet	6,029

Estimated purchase price	$435,725

        The stock options to be issued in conjunction with the merger with Rainbow Technologies were valued using the Black-Scholes Option Pricing model, a generally accepted option valuation methodology, with the following assumptions:

Stock price on date of assumption	$36.40
Expected price volatility	0.97 - 1.09
Risk free interest rate	2.10% - 4.06%
Weighted-average exercise price	$19.80
Expected dividend yield	0%
Expected life	3.0 - 9.5 years

        The stock price on the date of grant was calculated using the average closing price of SafeNet's stock for the three days before through the three days after the signing of the merger agreement. The Black-Scholes option-pricing model with the above assumptions calculated a weighted-average value of $30.52 per share. This value was assigned to the 2,251 stock options expected to be assumed by SafeNet (adjusted for the exchange ratio) to determine an aggregate fair value of approximately $68,701. This amount has been reduced by a portion of the unvested options' intrinsic value that has been allocated to unearned compensation cost and will be amortized over the remaining vesting period.

        The amount of the compensation cost to be recognized as unearned compensation cost of $8,368 is based on the portion of the intrinsic value of the unvested options related to the Rainbow Technologies employees' future service. The amount of unearned compensation cost recorded was calculated as the aggregate intrinsic value of the assumed options multiplied by the ratio of the remaining service period to the total service period. The intrinsic value of an award is equal to the excess of the fair value of the underlying SafeNet common stock over the exercise price of the award, adjusted for the exchange ratio. The amount of unearned compensation cost has been deducted from the fair value of the awards in determining the amount accounted for as purchase price.

        The unaudited pro forma condensed combined balance sheet and statements of operations are not necessarily indicative of the financial position and operating results that would have been achieved had the merger been completed as of the beginning of the earliest periods presented. They should not be construed as being a representation of financial position or future operating results of the combined companies. Management does not expect significant changes to the preliminary valuation of the transaction. However, the final purchase price amount and allocation could be significantly different from the amounts reflected in the unaudited combined condensed pro forma financial information. In addition, the unaudited pro forma combined condensed financial information gives effect only to the adjustments set forth in the accompanying notes and does not reflect any integration or merger related costs, or any potential cost savings or other synergies that management expects to realize as a result of the merger.

Note 2    The Merger with Cylink Corporation

        On February 5, 2003, SafeNet acquired 100% of the outstanding common shares of Cylink in accordance with an Agreement and Plan of Reorganization dated October 30, 2002. The purchase price the Company paid to the stockholders of Cylink in connection with the acquisition totaled $35,166 and consisted of the following:

Number of shares of Cylink common stock outstanding as of February 5, 2003	33,675
Exchange ratio	0.05

Number of shares of SafeNet common stock to be issued	1,684
Multiplied by SafeNet's average stock price for the period three days before through three days after the signing of the merger agreement	$18.56

Estimated fair value of SafeNet's common stock to be issued	$31,256
Estimated fair value of Cylink's stock options to be assumed by SafeNet	1,691
Estimated acquisition related costs to be incurred by SafeNet	2,219

Estimated purchase price	$35,166

        For more information on the merger with Cylink, refer to SafeNet's Current Report on Form 8-K/A dated February 5, 2003 and filed with the Securities and Exchange Commission on April 21, 2003, which is incorporated by reference into this prospectus.

Note 3    Adjustments to Unaudited Combined Condensed Pro Forma Financial Statements

        The adjustments to the unaudited combined condensed pro forma balance sheet as of September 30, 2003 and the combined condensed pro forma statements of operations for the year ended December 31, 2002 and for the nine months ended September 30, 2003 in connection with the proposed merger with Rainbow Technologies and the completed merger with Cylink are presented below:

Adjustments to Unaudited Combined Condensed Pro Forma Balance Sheet as of September 30, 2003

        (a)   The fair values of Rainbow Technologies' net assets have been estimated for the purpose of allocating the purchase price and determining the pro forma effect of the acquisition on the unaudited combined condensed pro forma financial statements. The estimated purchase price of $435,725 has been assigned to the tangible and intangible assets acquired and liabilities assumed as follows:

Current and tangible other assets at September 30, 2003	$109,244
Goodwill	274,233
Other intangibles	170,000

553,477
Less liabilities assumed and accrued by SafeNet as of September 30, 2003	(117,752)

$435,725

        (b)   This adjustment is to eliminate the common stock ($27), additional paid in capital ($59,356), retained earnings ($28,350), and accumulated other comprehensive income ($3,459) of Rainbow Technologies.

        (c)   This adjustment is an estimate of the costs to register the securities to be issued to Rainbow Technologies' stockholders totaling $335.

        (d)   This adjustment is an estimate of the acquisition costs to complete the merger. This adjustment includes SafeNet's estimated costs totaling $6,029, none of which has been accrued and deferred in the September 30, 2003 balance sheet.

        (e)   This adjustment is an estimate of the liabilities to be accrued in connection with the purchase business combination, consisting primarily of severance and employee relocation costs and totaling $5,926.

        (f)    This adjustment is an estimate of the portion of the intrinsic value of the unvested options to be assumed in the acquisition that will be allocated to unearned compensation cost and amortized over the remaining vesting period.

        (g)   This adjustment is to record the estimated deferred income taxes in connection with the preliminary allocation of the purchase price. Deferred income taxes totaling $68,507 relate to the intangible assets, other than goodwill, that have been recorded but which will not be deductible for income tax purposes.

Adjustments to Unaudited Combined Condensed Pro Forma Statements of Operations for Cylink Merger

        The adjustments to the unaudited combined condensed pro forma statement of operations for the year ended December 31, 2002 in connection with the merger with Cylink are presented below:

        (1)   Adjustment to eliminate amortization expense recorded by Cylink related to amortizable intangible assets of $1,908 for the year ended December 31, 2002, consisting of amortization expense included in cost of revenues of $1,728 and other amortization expense of $180.

        (2)   Adjustment to record amortization expense related to the estimated fair value of acquired identifiable intangible assets from the purchase price allocation, which are being amortized over an estimated weighted-average useful life of 2.7 years, of $6,594 for the year ended December 31, 2002, consisting of amortization expense included in cost of revenues of $2,564 and other amortization expense of $4,030. For purposes of calculating pro forma amortization expense, SafeNet has estimated that the excess of the purchase price over the fair value of tangible net liabilities assumed of $45,760 will be allocated to identifiable intangible assets totaling $17,529, acquired in-process research and development assets of $3,351, and the remaining $24,880 will represent goodwill, which is not amortized under accounting principles generally accepted in the United States. The identifiable intangible assets consist of developed technology, patents, customer relationships, backlog and non-competition agreements.

        (3)   Adjustment to record the pro forma income tax expense for the estimated tax effects of certain pro forma adjustments at a combined effective federal and state statutory income tax rate of approximately 40%.

        The adjustments to the unaudited pro forma combined condensed statement of operations for the nine months ended September 30, 2003 in connection with the merger with Cylink are presented below:

        (4)   Adjustment to eliminate amortization expense recorded by Cylink related to amortizable intangible assets of $166 for the period from January 1, 2003 through February 5, 2003, consisting of amortization expense included in cost of revenues of $151 and other amortization expense of $15.

        (5)   Adjustment to record incremental amortization expense for the period from January 1, 2003 through February 5, 2003 related to the estimated fair value of acquired identifiable intangible assets from the purchase price allocation, consisting of amortization expense included in cost of revenues of $533 and other amortization expense of $323.

        (6)   Adjustment to record the pro forma income tax expense for the estimated tax effects of certain pro forma adjustments at a combined effective federal and state statutory income tax rate of approximately 40%.

Adjustments to Unaudited Combined Condensed Pro Forma Statements of Operations for Rainbow Technologies Merger

        The adjustments to the unaudited combined condensed pro forma statement of operations for the year ended December 31, 2002 in connection with the merger with Rainbow Technologies are presented below:

        (7)   Adjustment to eliminate amortization expense recorded by Rainbow Technologies for the year ended December 31, 2002 related primarily to capitalized software development costs, patents and product licenses and consisting of amortization expense included in cost of revenues of $2,331, included in general and administrative expense of $1,794 and included in reseach and development expense of $105.

        (8)   This adjustment is to record amortization expense related to the estimated fair value of acquired identifiable intangible assets from the purchase price allocation, which are being amortized over their estimated weighted-average useful lives of 3 years, consisting of amortization expense included in cost of revenues of $33,333 and other amortization expense of $23,333 for the year ended December 31, 2002. For purposes of calculating pro forma amortization expense, we have estimated that the excess of the purchase price over the fair value of tangible net assets acquired of $444,233 will be allocated to identifiable intangible assets totaling $170,000 and the remaining $274,233 will represent goodwill, which is not amortized under accounting principles generally accepted in the United States.

        As previously stated, for this purpose of this pro forma analysis, the above allocation is based on a preliminary estimate of the fair value of the acquired identifiable intangible assets based on publicly available information. Upon the completion of the merger, we will obtain the necessary information that will be required in order to perform a formal independent third-party valuation of the acquired assets and we will adjust these amounts to the amounts determined by the valuation. This information includes historical and prospective financial information, as well as other information not currently available to us. It is possible that the final allocation will differ significantly from the preliminary allocation used in the determination of these pro forma amounts. Therefore, the actual amortization expense to be recorded upon the consummation of the transaction could also differ significantly. For example, we believe that the amount allocated to the identifiable intangible assets could be as low as $136,000 or as high as $204,000. If the amount allocated to intangible assets was $136,000, the pro forma net loss and net loss per share for the year ended December 31, 2002 and the nine months ended September 30, 2003 would have been $(75,764) and $(3.95) per share, and $(30,205) and $(1.46) per share. If the amount allocated to intangible assets was $204,000, the pro forma net loss and net loss per share for the year ended December 31, 2002 and the nine months ended September 30, 2003 would have been $(89,296) and $(4.66) per share, and $(40,354) and $(1.95) per share.

        Based on our preliminary assessment, we believe that the identifiable intangible assets that will be recorded will include developed technology, patents and trademarks.

        (9)   This adjustment is to record the amortization for the year ended December 31, 2002 of the unearned compensation expense related to the intrinsic value of the unvested options to be assumed in the acquisition.

        (10) Adjustment to record the pro forma income tax expense for the estimated tax effects of certain pro forma adjustments at a combined effective federal and state statutory income tax rate of approximately 40%.

        The adjustments to the unaudited pro forma combined condensed statement of operations for the nine months ended September 30, 2003 in connection with the merger with Rainbow Technologies are presented below:

        (11) Adjustment to eliminate amortization expense recorded by Rainbow Technologies for the nine months ended September 30, 2003 related primarily to capitalized software development costs, patents and product licenses and consisting of amortization expense included in cost of revenues of $1,066, included in reasearch and development expense of $71, included in sales and marketing expense of $22 and included in general and administrative expense of $1,288.

        (12) Adjustment to record amortization expense for the nine months ended September 30, 2003 related to the estimated fair value of acquired identifiable intangible assets from the purchase price allocation, consisting of amortization expense included in cost of revenues of $25,000 and other amortization expense of $17,500.

        (13) This adjustment is to record the amortization for the nine months ended September 30, 2003 of the unearned compensation expense related to the intrinsic value of the unvested options to be assumed in the acquisition.

        (14) Adjustment to record the pro forma income tax expense for the estimated tax effects of certain pro forma adjustments at a combined effective federal and state statutory income tax rate of approximately 40%.

Note 4    Items Not Adjusted

        The unaudited combined condensed pro forma financial statements do not reflect any effect of operating efficiencies, cost savings and other benefits anticipated by SafeNet's management as a result of the merger. Additionally, certain integration costs may be recorded subsequent to the merger that, under purchase accounting, will not be treated as part of the Rainbow Technologies purchase price. These costs, estimated to range between $7,000 and $8,000, have not been reflected in these unaudited pro forma condensed statements of operations because they are not expected to have a continuing impact on the combined results.

Note 5    Pro Forma Net Loss Per Share

        The pro forma basic and diluted loss from continuing operations per share is computed by dividing the pro forma loss from continuing operations by the pro forma basic and diluted weighted average number of shares outstanding, assuming SafeNet, Cylink and Rainbow Technologies had merged at the beginning of the earliest period presented. The pro forma weighted average basic and diluted number of shares outstanding is calculated as follows for the year ended December 31, 2002 and the nine months ended September 30, 2003:

Basic and Diluted
For the year ended December 31, 2002:
Cylink's common shares outstanding on January 1, 2002	32,872
Multiplied by	0.05

Equivalent SafeNet shares issued to Cylink stockholders	1,644
Rainbow Technologies' common shares outstanding on January 1, 2002	26,158
Multiplied by	0.374

Equivalent SafeNet shares issued to Rainbow Technologies stockholders	9,783
Add SafeNet weighted average common shares outstanding	7,730

Pro forma combined weighted average shares outstanding	19,157

For the nine months ended September 30, 2003:
Cylink's common shares outstanding on January 1, 2002	33,209
Multiplied by	0.05

Equivalent SafeNet shares issued to Cylink shareholders	1,660
Multiplied by portion of period from January 1, 2003 to February 5, 2003	0.13

Incremental equivalent SafeNet shares issued to Cylink shareholders	215
Rainbow Technologies' common shares outstanding on January 1, 2003	26,269
Multiplied by	0.374

Equivalent SafeNet shares issued to Rainbow Technologies stockholders	9,825
Add SafeNet weighted average common shares outstanding	10,700

Pro forma combined weighted average shares outstanding	20,740

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

        We estimate that the expenses to be paid in connection with the offering (other than placement agent discounts, commissions and reasonable expense allowances), all of which will be paid by us, will be as follows:

SEC Registration Fee	$558
Nasdaq National Market	$2,000	*
Accounting Fees and Expenses	$15,000	*
Legal Fees and Expenses	$15,000	*
Printing and Engraving	$15,000	*
Miscellaneous	$5,000	*

Total	$52,558	*

*These are estimated amounts.

Item 15. Indemnification of Directors and Officers.

        We are organized under the laws of the State of Delaware. Our Certificate of Incorporation, as amended and restated, provides that we shall indemnify our current and former directors, officers, employees and agents against any and all liabilities and expenses incurred in connection with their services in those capacities to the maximum extent permitted by Delaware law.

        The Delaware General Corporation Law (the "DGCL") provides that a Delaware corporation has the power generally to indemnify its current and former directors, officers, employees and other agents (each, a "Corporate Agent") against expenses and liabilities (including amounts paid in settlement) in connection with any proceeding involving such person by reason of his being a Corporate Agent, other than a proceeding by or in the right of the corporation, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal proceeding, such person had no reasonable cause to believe his conduct was unlawful.

        In the case of an action brought by or in the right of the corporation, indemnification of a Corporate Agent is permitted if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. However, no indemnification is permitted in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which such proceeding was brought shall determine upon application that despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to such indemnification.

        To the extent that a Corporate Agent has been successful on the merits or otherwise in the defense of such proceeding, whether or not by or in the right of the corporation, or in the defense of any claim, issue or matter therein, the corporation is required to indemnify such person for expenses in connection therewith. Under the DGCL, the corporation may advance expenses incurred by a Corporate Agent in connection with a proceeding, provided that the Corporate Agent undertakes to repay such amount if it shall ultimately be determined that such person is not entitled to indemnification.

        The power to indemnify and advance the expenses under the DGCL does not exclude other rights to which a Corporate Agent may be entitled to under the Certificate of Incorporation, bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

        We have entered in agreements with each of our directors and executive officers pursuant to which we have agreed to indemnify such persons to the maximum extent permitted by the DGCL and to advance expenses incurred by any such person in any proceeding in which such person is entitled to indemnification. We have also obtained insurance policies that provide coverage for our directors and officers in certain situations, including some situations in which we cannot directly indemnify the directors or officers under Delaware law.

        Further, our Certificate of Incorporation contains provisions to eliminate the liability of our directors to SafeNet or our stockholders to the fullest extent permitted by Section 102(b)(7) of the DGCL, as amended from time to time.

        The purpose of these provisions is to assist us in retaining qualified individuals to serve as our directors, officers, employees and agents by limiting their exposure to personal liability for serving as such.

Item 16. Exhibits.

Exhibit No.	Description
2.1	Asset Purchase Agreement dated February 27, 2003 by and among SafeNet, Inc., Raqia Acquisition Corp., and Raqia Networks, Inc.	I/B/R	(1)
4.1	Registration Rights Agreement dated February 27, 2003 by and among SafeNet, Inc. and Raqia Networks, Inc.	I/B/R	(2)
4.2	First Amendment to the Registration Rights Agreement dated June 24, 2003 by and among SafeNet, Inc., Raqia Networks, Inc. and certain stockholders of Raqia Networks, Inc.	I/B/R	(2)
5	Opinion of Venable LLP regarding legality of shares	*
23.1	Consent of Ernst & Young LLP, independent auditors	†
23.2	Consent of Deloitte & Touche LLP	†
23.3	Consent of Venable LLP (contained in Exhibit 5)	*
23.4	Consent of Ernst & Young LLP, independent auditors	†

*
Previously filed.

†
Denotes exhibits filed herewith.

(1)
Filed as an exhibit to the Current Report on Form 8-K of the Registrant filed on March 5, 2003 and incorporated herein by reference.

(2)
Filed as an exhibit to the Registration Statement on Form S-3, as amended, of the Registrant (Registration No.333-106084) and incorporated herein by reference.

Item 17. Undertakings.

        (A)    The undersigned registrant hereby undertakes:

          (1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i)    To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

            (ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

            (iii)    To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs A(1)(i) and A(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

          (2)    That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment to this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (B)    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (C)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Under the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Belcamp, Maryland, on the 11th day of February 2004.

SAFENET, INC.
By:	*
Anthony A. Caputo Chairman and Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Anthony A. Caputo and Carole D. Argo and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, or any related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their, or his substitute or substitutes, lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Anthony A. Caputo	Chairman, President and Chief Executive Officer (Principal Executive Officer)	February 11, 2004
* Carole D. Argo	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 11, 2004
* Thomas A. Brooks	Director	February 11, 2004
* Shelley A. Harrison	Director	February 11, 2004
* Ira A. Hunt, Jr.	Director	February 11, 2004
* Bruce R. Thaw	Director	February 11, 2004
* Andrew E. Clark	Director	February 11, 2004
*By:	/s/ ANTHONY A. CAPUTO Anthony A. Caputo, as Attorney-in-Fact

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TABLE OF CONTENTS
SUMMARY INFORMATION ABOUT SAFENET
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF DOCUMENTS BY REFERENCE
LEGAL MATTERS
EXPERTS
INDEX TO FINANCIAL STATEMENTS
REPORT OF INDEPENDENT AUDITORS
RAINBOW TECHNOLOGIES, INC. CONSOLIDATED BALANCE SHEETS (dollars in thousands, except per share amounts)
RAINBOW TECHNOLOGIES, INC. CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands, except per share amounts)
RAINBOW TECHNOLOGIES, INC. CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY Years Ended December 31, 2002, 2001 and 2000 (dollars in thousands)
RAINBOW TECHNOLOGIES, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)
RAINBOW TECHNOLOGIES, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2002
RAINBOW TECHNOLOGIES, INC. CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands, except share data) (unaudited)
RAINBOW TECHNOLOGIES, INC. CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands, except per share amounts) (unaudited)
RAINBOW TECHNOLOGIES, INC. CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (in thousands) (unaudited)
RAINBOW TECHNOLOGIES, INC. CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands) (unaudited)
RAINBOW TECHNOLOGIES, INC. NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2003 (unaudited)
UNAUDITED COMBINED CONDENSED PRO FORMA FINANCIAL INFORMATION
SAFENET, INC. AND SUBSIDIARIES UNAUDITED COMBINED CONDENSED PRO FORMA BALANCE SHEET AS OF SEPTEMBER 30, 2003 (dollars in thousands)
SAFENET, INC. AND SUBSIDIARIES UNAUDITED COMBINED CONDENSED PRO FORMA STATEMENT OF OPERATIONS YEAR ENDED DECEMBER 31, 2002 (in thousands, except per share amounts)
SAFENET, INC. AND SUBSIDIARIES UNAUDITED COMBINED CONDENSED PRO FORMA STATEMENT OF OPERATIONS NINE MONTHS ENDED SEPTEMBER 30, 2003 (in thousands, except per share amounts)
NOTES TO UNAUDITED COMBINED CONDENSED PRO FORMA FINANCIAL STATEMENTS (amounts in thousands, except per share amounts)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
POWER OF ATTORNEY